Exhibit 2

    THE DESCARTES SYSTEMS GROUP INC.

2007 ANNUAL REPORT

US GAAP FINANCIAL RESULTS FOR 2007 FISCAL YEAR

TABLE OF CONTENTS

Letter from the CEO	2

Management’s Discussion and Analysis of Financial Condition and Results of Operations	3

Overview	4

Consolidated Operations	7

Quarterly Operating Results	15

Liquidity and Capital Resources	16

Commitments, Contingencies, Guarantees and Variable Interest Entities	18

Outstanding Share Data	20

Application of Critical Accounting Policies	20

Change In / Initial Adoption of Accounting Policies	22

Recent Accounting Pronouncements	24

Disclosure Controls	24

Fiscal 2008 Outlook	25

Certain Factors That May Affect Future Results	27

Management’s Report	37

Report of Independent Registered Chartered Accountants	38

Consolidated Balance Sheets	39

Consolidated Statements of Operations	40

Consolidated Statements of Shareholders’ Equity	41

Consolidated Statements of Cash Flows	42

Notes to Consolidated Financial Statements	43

LETTER FROM THE CEO

Dear Shareholders,

Fiscal 2007 was an exceptional and record year in the development of our organization: we have followed through on our commitment to our shareholders and customers and continued to deliver. In 2007, we maintained our focus on being metrics-driven and focused on results. Our focus on our customers helped us build a solid growth platform and generate profits. We integrated strategic acquisitions that have positively contributed to our business. We enhanced our existing solutions and assembled end-to-end business process solutions for our customers. We continue to deliver.

Our focus is on bringing together shippers, carriers, airlines, forwarders and truckers and encouraging them to work together to create standardized business processes and improve efficiencies. We are a logistics focused global network that manages multiple transportation methods (air, ocean, truck, contract carrier and private fleet) and multiple business processes. Our results-based and phased approach to engaging and implementing customers proves the value of our solutions and the return on investment that can be realized working together with Descartes. We focus on delivering value quickly to our customers while managing project risk. We continue to innovate, develop and support global logistics management solutions to differentiate our logistics intensive customers.

In 2007, our product strategy was to assemble end-to-end logistics management solutions to provide a more comprehensive and integrated offering for our customers. We enhanced our existing applications to deepen and broaden the functionality as well as we sought out offerings that complimented and extended our current solutions. We made three acquisitions to support this strategy, Viasafe, Flagship and Cube Route. We established the Global Logistics Network as a platform for cross-company standards-based logistics messaging and are now well underway with the unification of the technologies. Strategies are in place for future acquisitions, and we have already completed acquisitions of Ocean Tariff Bureau and Blue Pacific Services in 2008.

Our employees are experienced operators specializing in operations, technology, marketing and sales. The team has deep domain expertise in logistics and distribution and can therefore address the challenges our customers face with first hand experience. We have cross-trained our field representatives and are working together as one to ensure that we educate our customers upfront on the comprehensive nature of our offerings. We have further developed our reseller and strategic partner channels and are creating ecosystems with our partners extending our reach. We are branded on our customer success. Our customers are referenceable and an excellent source of lead generation.

Descartes is delivering and growing. Our software-as-a-service business model has proven effective and our customer focused strategy is a competitive differentiator. We have a proven platform for consolidating in our highly fragmented industry. We are well-positioned for growth and focused on continuing to deliver results for our customers and shareholders.

Arthur Mesher,

Chief Executive Officer

Member of the Board of Directors

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contains references to Descartes using the words “we,” “us,” “our” and similar words and the reader is referred to using the words “you,” “your,” and similar words.

The MD&A also refers to our fiscal years. Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ended on January 31, 2007, is referred to as the “current fiscal year,” “fiscal 2007,” “2007” or using similar words. Our previous fiscal year, which ended on January 31, 2006, is referred to as the “previous fiscal year,” “fiscal 2006,” “2006” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, 2008 refers to the annual period ending January 31, 2008 and the “fourth quarter of 2008” refers to the quarter ending January 31, 2008.

This MD&A is prepared as of March 29, 2007. You should read the MD&A in conjunction with our audited consolidated financial statements for 2007. We prepare and file our consolidated financial statements and MD&A in United States (“US”) dollars and in accordance with US generally accepted accounting principles (“GAAP”). All dollar amounts we use in the MD&A are in US currency, unless we indicate otherwise.

We have prepared the MD&A with reference to the Form 51-102F1 MD&A disclosure requirements established under National Instrument 51-102 “Continuous Disclosure Obligations” (“NI 51-102”) of the Canadian Securities Administrators.

Additional information about us, including copies of our continuous disclosure materials such as our annual information form, is available on our website at http://www.descartes.com, through the EDGAR website at http://www.sec.gov or through the SEDAR website at http://www.sedar.com.

Certain statements made in this Annual Report, including, but not limited to, statements in the “Fiscal 2008 Outlook” section and statements regarding our expectations concerning future revenues and earnings; the impact of our acquisitions on revenues; mix of revenues between services revenues and license revenues and the drivers of our continued migration to a predominantly services revenues organization; our expectations regarding the cyclical nature of our business, including an expectation that our third quarter will be strongest for shipping volumes and the first will be the weakest; our plans to continue to allow customers to elect to license technology in lieu of subscribing to services; our anticipated potential loss of customers; our ability to keep our operating expenses at a level below our visible and recurring revenues; use of cash; expenses, including amortization of intangibles, contingent acquisition consideration, equity compensation, general and administrative sales and marketing expense, income tax provision and expense; increases in headcount; purchase price allocations; our liability with respect to various claims and suits arising in the ordinary course; our intention to actively explore future business combinations; our liability under indemnification obligations; geographic break-down of business; our expectations regarding future restructuring charges associated with restructuring initiatives; our reinvestment of earnings of subsidiaries back into the subsidiary; the sufficiency of capital to meet working capital and capital expenditure requirements; our exploration of strategic business combinations; and other matters related thereto constitute forward-looking information for the purposes of applicable securities laws (“forward-looking statements”). When used in this document, the words “believe,” “plan,” “expect,” “anticipate,” “intend,” “continue,” “may,” “will,” “should” or the negative of such terms and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed under the heading “Certain Factors That May Affect Future Results” appearing in the MD&A. If any of such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Except as required by applicable law, we do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions, assumptions or circumstances on which any such statement is based.

OVERVIEW

We are a global provider of on-demand, software-as-a-service (SaaS) logistics technology solutions that help our customers make and receive deliveries. Using our technology solutions, companies reduce costs, save time, and enhance the service that they deliver to their own customers. Our technology-based solutions, which consist of services and software, connect people to their trading partners and enable business document exchange, regulatory and customs filing and compliance, route planning and wireless dispatch, inventory and asset visibility, rate management, transportation management, and warehouse optimization. Our pricing model provides our customers with flexibility in purchasing our solutions on either a license or an on-demand basis. Our primary focus is on distribution-sensitive companies where delivery is either a key or a defining part of their own product or service offering, or provides opportunities to them for cost efficiencies.

The Market

Supply chain management has been evolving over the past several years as companies are increasingly seeking real-time control of their supply chain activities. Companies are looking for integrated, end-to-end solutions that combine business document exchange and mobile resource management applications (MRM) with end-to-end supply chain execution management (SCEM) applications, such as transportation management, routing and scheduling, and inventory visibility.

As the market continues to change, we have been evolving to meet our customers’ needs. More and more information is becoming available relating to the movement of goods through the supply chain and, with the proliferation of wireless technologies, that information is becoming available in real-time. We are helping our customers take advantage of this trend by offering technology solutions that leverage this new information and the mechanisms by which it is delivered. Our December acquisition of certain assets of Cube Route Inc. (“Cube Route”) broadened our ability to collect and process this real-time information to help our customers make delivery decisions in an on-demand model.

Additionally, regulatory initiatives mandating electronic filing of shipment information with customs authorities require companies who move freight by air, ocean and truck to automate their processes to remain compliant and competitive. Our recent acquisitions of ViaSafe Inc. (“ViaSafe”) and Flagship Customs Services, Inc. (“FCS”) have broadened the range of regulatory and compliance services we deliver through our Global Logistics Network™. Our customs compliance technology helps shippers, transportation providers, freight forwarders and other logistics intermediaries securely and electronically file shipment information with customs authorities. Our technology also helps carriers and freight forwarders efficiently coordinate with customs brokers to expedite cross-border shipments.

Solutions

Our solutions are offered to two identified customer groups: transportation providers and logistics service providers (LSPs) who are served by our Global Logistics Network; and manufacturers, retailers and distributors (MRD), who are served by our Delivery Management™ solutions. Our solutions enable our customers to purchase and use either one module at a time or combine several modules as a part of their end-to-end, real-time supply chain solution. This gives our customers an opportunity to add supply chain services and capabilities as their business needs grow and change.

Our Global Logistics Network helps transportation companies and LSPs better manage their book-to-bill process, optimize fleet performance, comply with regulatory requirements, expedite cross-border shipments and connect and communicate with their trading partners. Our Global Logistics Network is one of the world’s largest multimodal electronic networks focused on transportation providers, their trading partners and regulatory agencies.

Our Delivery Management™ solutions help MRD enterprises reduce logistics costs, efficiently use logistics assets and decrease lead-time variability for their global shipments and regional operations. In addition, these solutions arm the customer service departments of private fleets and contract carriers with information about the location, availability and scheduling of vehicles so they can provide better information to their own clients. Our Delivery Management solutions are differentiated by their ability to combine planning, execution, messaging services and performance management into an integrated solution.

Sales and Distribution

Our sales efforts are primarily directed toward two specific customer markets: (a) transportation companies and LSPs; and (b) MRDs. Our sales staff is regionally based and trained to sell across our solutions to specific customer markets. In North America and the United Kingdom, we promote our products primarily through direct sales efforts aimed at existing and potential users of our products. In the Asia Pacific region, we focus on making our channel partners successful. Channel partners for our other international operations include distributors, alliance partners and value-added resellers.

Marketing

Marketing materials are delivered through targeted programs designed to reach our core customer groups. These programs include trade show and user group conferences, partner-focused marketing programs, and direct corporate marketing efforts.

Significant Events

In February 2006, we made several customer-related announcements, including Singer Equipment achieving significant savings and improved customer service with our MobileLink™ wireless solution; Williams & Associates and Panalpina choosing our Global Logistics Network as a preferred provider of messaging services; and Canon Europe completing its pilot project and deploying our Visibility & Event Management solution for its European operations.

In February 2006, industry-leading business development executive Gregory Cronin joined our management team as Executive Vice President, Business Development & Corporate Strategy. In March 2006, global logistics industry veteran David Beatson joined our board of directors while in February John Albright resigned from our board of directors.

On March 21, 2006, we closed a bought-deal share offering in Canada which raised gross proceeds of CAD$14,940,000 (approximately $12.9 million) from the sale of 3,600,000 common shares at a price of CAD$4.15 per share. The co-lead underwriters for the offering were GMP Securities L.P. and TD Securities Inc. The underwriters exercised an over-allotment option on March 27, 2006 to purchase an additional 540,000 common shares (15% of the offering) at CAD$4.15 per share for gross proceeds of CAD$2,241,000 (approximately $1.9 million). Once expenses associated with the offering were deducted, including an underwriting fee of 4.5%, total net proceeds to us were approximately $13.6 million. We used the net proceeds of the offering for general corporate purposes, funding a portion of the purchase prices of ViaSafe and FCS, and for working capital.

On April 7, 2006, we acquired Ottawa-based ViaSafe, a privately-held provider of software-as-a-service (SaaS) to help carriers, customs brokers and LSPs across all modes of transportation negotiate increasingly complex document exchange requirements brought about by new international security initiatives and tightened borders. We paid $7.3 million in cash; issued 307,799 common shares valued at approximately $1.1 million for accounting purposes; and incurred approximately $0.5 million in costs directly attributable to the acquisition. We also assumed ViaSafe’s employee stock option plan pursuant to which outstanding unvested options converted to options to purchase 140,000 Descartes common shares.

In May, we announced that Wolseley (Group Services) Limited, a subsidiary of Wolseley plc, had selected our transportation and delivery management solution for its UK operations after a comprehensive pilot period. Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe.

Also in May, we won the International Business Awards (“Stevies”) “Best Business Turnaround” award for 2006. Hailed as “the business world’s own Oscars” by the New York Post (April 27, 2005), the Stevies recognize outstanding performances in the workplace worldwide. We also received an honorary Stevie award from Canadian Business magazine for the best of the Canadian entries submitted.

On June 30, we acquired Maryland-based Flagship Customs Services, Inc., an on-demand provider of software-as-a-service (SaaS) to help shippers, transportation providers, freight forwarders and other logistics intermediaries securely and electronically file shipment information with customs authorities, such as U.S. Customs and Border Protection and the Canadian Border Services Agency. FCS also operates the U.S. Census Bureau's AESDirect service for electronic filing of export information. To acquire FCS, we paid $25.3 million in cash; issued approximately 1.1 million common shares valued at $4.4 million for accounting purposes; and incurred approximately $0.5 million in costs directly attributable to the acquisition.

In September, Gregory Cronin, former EVP, Business Development and Corporate Strategy, was appointed EVP, Sales and Marketing. Chris Jones, former EVP, Solutions and Markets, was appointed EVP, Solutions and Services. We announced that Mark Weisberger, former EVP, Field Operations, had left Descartes to pursue other opportunities.

Also in September, we announced that electrical and mechanical motion control products manufacturer Regal Beloit had selected our transportation management solution to help support its global supply chain initiatives.

In October we were named a top provider of transportation management solutions by ARC Advisory Group.

In November, we announced successes with customers on our Global Logistics Network, specifically for logistics compliance, with the signing of Concord Trucking, TNT Freight Management and three of the top four North American for-hire truck carriers.

On December 6th, we acquired certain assets of privately-held Cube Route. Cube Route provides on-demand logistics management solutions that included planning, routing, sequencing and optimizing of delivery routes, real-time driver and vehicle tracking, and delivery route analysis. In connection with the business acquisition, we acquired specified accounts receivable, prepaid accounts, customer contracts and prospects, capital assets, trade and service names, technology and other intellectual property. We paid approximately $1.6 million in cash, assumed certain liabilities and incurred $0.4 million in transactional expenses.

Early in January 2007, we announced that CVS/Pharmacy, Samsung, Bad Boy Furniture, and Grocery Gateway are among the retail brands that have selected our Delivery Management and Global Logistics Network solutions. Later in January, we announced that Dayton Superior had selected our hosted transportation management solution to help support its North American supply chain initiative.

Following our fiscal year end on January 31, 2007, we opened an office in Shanghai, China to help serve our mainland-China customers. We also announced completed transactions with several Coca-Cola bottlers in mainland China and the IDS Group, an integrated-distribution and logistics services provider and a member of the Li and Fung Group.

On March 6, 2007, we announced that we had acquired certain assets of Ocean Tariff Bureau, Inc. and Blue Pacific Services, Inc., both based in Long Beach, California. Ocean Tariff Bureau provided tariff filing and publishing services to ocean intermediaries involved in the shipping of cargo into or out of U.S. waters. Blue Pacific helped these same types of companies secure surety bonds required by applicable U.S. law to ship cargo into or out of U.S. waters. We paid $1.0 million cash at closing with up to an additional $0.85 million in cash payable over the next 2.5 years dependent on the financial performance of the acquired assets.

On March 8, 2007, we announced that Stephanie Ratza, CA, would become our Chief Financial Officer effective April 2, 2007. We also announced that Brandon Nussey, our Chief Financial Officer since March 2004, would be leaving to become CFO of a private technology company.

CONSOLIDATED OPERATIONS

The following table shows, for the years indicated, our results of operations in millions of dollars (except per share and weighted average share amounts):

Year ended	January 31, 2007	January 31, 2006	January 31, 2005
Total revenues	52.0	45.7	46.4
Cost of revenues	17.5	18.1	21.1

Gross margin	34.5	27.6	25.3
Operating expenses	26.2	23.2	42.7
Acquisition-related expenses	4.9	2.9	22.3
Restructuring costs and asset impairment	(0.2)	(0.2)	14.1

Income (loss) from operations	3.6	1.7	(53.8)
Investment income (expense) net of interest expense	0.6	—	(1.2)
Gain on sale of long-term investment	—	1.4	—

Income (loss) before income taxes	4.2	3.1	(55.0)
Income tax expense	0.2	0.1	0.3

Net income (loss)	4.0	3.0	(55.3)

EARNINGS (LOSS) PER SHARE – BASIC AND DILUTED	0.09	0.07	(1.36)

WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
BASIC DILUTED	45,225 46,475	40,711 41,596	40,706 40,706

Other Pertinent Information:

Total assets	71.3	46.8	72.6

Convertible debentures	—	—	27.0

Total revenues consist of services revenues and license revenues. Services revenues principally comprise the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; and (iii) maintenance, subscription and other related revenues, which include revenues associated with maintenance and support of our services and products, which are recognized ratably over the term of the maintenance or subscription period. License revenues derive from licenses granted to our customers to use our software products.

The following table provides additional analysis of our services and license revenues (in millions of dollars and as a proportion of total revenues) generated over each of the years indicated:

Year ended	January 31, 2007	January 31, 2006	January 31, 2005

Services revenues	46.8	40.8	41.8
Percentage of total revenues	90%	89%	90%

License revenues	5.2	4.9	4.6
Percentage of total revenues	10%	11%	10%

Total revenues	52.0	45.7	46.4

Our services revenues were $46.8 million, $40.8 million and $41.8 million in 2007, 2006 and 2005, respectively. The increase in services revenues in 2007 from 2006 is primarily due to the inclusion of services revenues from the recent acquisitions of ViaSafe (April 2006), FCS (July 2006) and Cube Route (December 2006), as well as increased sales from some of our Global Logistics Network value-added applications. The increases in 2007 were partially offset by a decrease in previously recurring ocean services revenues as a result of losing certain large ocean customers in the third and fourth quarters of 2007 and by lower maintenance revenues as customers migrated away from some of our legacy products.

The decline in our 2006 services revenues from 2005 was primarily due to decreased revenues from maintenance and professional services related to our routing and scheduling solutions. The principal contributor to this decline was the conclusion of previously undertaken larger scale projects and decreased deal activity in prior quarters resulting in fewer newly initiated projects, along with the non-renewal of maintenance from some smaller customers on our older routing and scheduling solutions. Additionally, services revenues declined due to the loss of certain customers on our network services, largely in our legacy Visibility services and business document exchange services. While we experienced some price pressure in our logistics messaging business, it was not a significant contributor to the difference in revenues.

Our services revenues are dependent on the number of shipments being moved by our customers and, accordingly, our services revenues are somewhat subject to seasonal shipment volume trends across the various modes of transportation (i.e. air, ocean, truck) we serve. In our first fiscal quarter, we historically have seen lower shipment volumes in air and truck which impact the aggregate number of transactions flowing through our business document exchange. In our second fiscal quarter, we historically have seen an increase in ocean services revenues as ocean carriers are in the midst of their customer contract negotiation period. In the third quarter, we typically see shipment and transactional volumes at their highest. In the fourth quarter, the various international holidays impact the aggregate number of shipping days in the quarter, and historically we have seen this adversely impact the number of transactions our network processes and, consequently, the amount of services revenues we receive.

Our license revenues were $5.2 million, $4.9 million and $4.6 million in 2007, 2006 and 2005, respectively. The slight increases over the three years are due to our continued success in licensing the products in our Delivery Management suite to manufacturers, retailers, distributors, and service provider enterprises. While our sales focus has been on generating services revenues in our on-demand, software-as-a-services (SaaS) business model, we have continued to see a market for license transactions in our routing and scheduling technologies.

As a percentage of total revenues, our services revenues were 90%, 89% and 90% in 2007, 2006 and 2005, respectively. Our services revenues as a percentage of total revenues over the three years were relatively unchanged as we maintain our focus on our services-based business model rather than the generation of license revenues.

We operate in one business segment providing on-demand, software-as-a-service (SaaS) logistics technology solutions. The following table provides additional analysis of our segmented revenues by geographic areas of operation (in millions of dollars):

Year Ended	January 31, 2007	January 31, 2006	January 31, 2005

Canada	5.7	1.5	1.6
Percentage of total revenues	11%	3%	4%

Americas, excluding Canada	31.9	30.0	31.3
Percentage of total revenues	61%	66%	67%

Europe, Middle-East and Africa (“EMEA”)	12.5	12.4	11.1
Percentage of total revenues	24%	27%	24%

Asia Pacific	1.9	1.8	2.4
Percentage of total revenues	4%	4%	5%

Total revenues	52.0	45.7	46.4

Revenues from Canada were $5.7 million, $1.5 million and $1.6 million in 2007, 2006 and 2005, respectively. The increase in 2007 as compared to 2006 and 2005 was due to the inclusion of the revenues from the predominantly Canada-based ViaSafe from early April 2006 onward and, to a lesser extent, Cube Route, from early December 2006 onward.

Revenues from the Americas region, excluding Canada were $31.9 million, $30.0 million and $31.3 million in 2007, 2006 and 2005, respectively. The increase in 2007 as compared to 2006 was due to the inclusion of FCS revenues, which are predominantly US-based, from the beginning of July 2006 onward. This increase was partially offset by the loss in the third and fourth quarters of 2007 of previously recurring revenues from certain large customers using our ocean services.

The decrease in the dollar amount of revenue from 2005 to 2006 is primarily attributable to lower license revenues coinciding with the general decrease in revenues in our business in this period.

Revenues from the EMEA region were $12.5 million, $12.4 million and $11.1 million in 2007, 2006 and 2005, respectively. The increase in 2007 and 2006 as compared to 2005 is primarily due to stronger license revenues in this region from the sale of our Delivery Management solutions.

Revenues from the Asia Pacific region were $1.9 million, $1.8 million and $2.4 million in 2007, 2006 and 2005, respectively. The dollar amount of revenues for the Asia Pacific region for both 2007 and 2006 decreased compared to 2005 largely due to the reduction in our sales force in this region that occurred during the second quarter of 2005. As indicated earlier, in February 2007, we announced that we had opened an office in Shanghai, China as we began to re-invest in the Asia Pacific region.

The following table provides additional analysis of cost of revenues (in millions of dollars) and the related gross margins for the years indicated:

Year ended	January 31, 2007	January 31, 2006	January 31, 2005
Services
Services revenues	46.8	40.8	41.8
Cost of services revenues	16.4	17.1	20.2

Gross margin	30.4	23.7	21.6

Gross margin percentage	65%	58%	52%

License
License revenues	5.2	4.9	4.6
Cost of license revenues	1.1	1.0	0.9

Gross margin	4.1	3.9	3.7

Gross margin percentage	79%	80%	80%

Total
Revenues	52.0	45.7	46.4
Cost of revenues	17.5	18.1	21.1

Gross margin	34.5	27.6	25.3

Gross margin percentage	66%	60%	55%

Cost of services revenues consists of internal costs of running our systems and applications as well as the cost of salaries and other personnel-related expenses incurred in providing professional service and maintenance work, including consulting and customer support.

Gross margin percentage for service revenues were 65%, 58% and 52% in 2007, 2006 and 2005, respectively. The increase in gross margin in 2007 from 2006 is primarily due to increased services revenues against a relatively fixed cost base due to capacity on our Global Logistics Network, and cost reductions achieved in running our network and providing our services.

The increase in gross margin in 2006 from 2005 was primarily due to cost reductions achieved in running our network and providing our services.

Cost of license revenues consists of costs related to our sale of third-party software, such as third-party license fees, referral fees and/or royalties.

Gross margin percentage for license revenues were 79% in 2007 and 80% in 2006 and 2005. Our gross margin on license revenues is dependant on the proportion of our license revenues that involve third-party software. Consequently, our gross margin percentage for license revenues is higher when a lower proportion of our license revenues attract third-party software costs and vice versa.

Operating expenses (consisting of sales and marketing, research and development and general and administrative expenses) were $26.2 million, $23.2 million and $42.7 million for 2007, 2006 and 2005, respectively. The increase in operating expenses in 2007 from 2006 arose primarily from the businesses that we acquired in 2007. The decline in 2006 from 2005 is primarily the result of efficiencies generated by our cost reduction initiatives commenced in the second quarter of 2005. Operating expenses in 2007 included approximately $0.7 million of stock-based compensation expense as a result of our adoption of Statement of Financial Accounting Standards

No. 123 (R) (“SFAS 123R”), “Share-Based Payment”, effective February 1, 2006. This accounting standard is discussed in more detail later in this MD&A in the section “Change In / Initial Adoption of Accounting Policies”.

The following table provides additional analysis of operating expenses (in millions of dollars) for the years indicated:

Year ended	January 31, 2007	January 31, 2006	January 31, 2005

Total revenues	52.0	45.7	46.4

Sales and marketing expenses	10.2	8.5	18.2
Percentage of total revenues	20%	19%	39%
Research and development expenses	9.0	7.0	10.4
Percentage of total revenues	17%	15%	22%
General and administrative expenses	7.0	7.7	14.1
Percentage of total revenues	13%	17%	30%

Total operating expenses	26.2	23.2	42.7

Sales and marketing expenses include salaries, commissions, stock-based compensation and other personnel-related costs, bad debt expenses, travel expenses, advertising programs and services, and other promotional activities associated with selling and marketing our services and products. Sales and marketing expenses as a percentage of total revenues were 20%, 19% and 39% in 2007, 2006 and 2005, respectively. The decrease in 2006 from 2005 was primarily attributable to the large reduction in our sales force and marketing department in connection with our restructuring initiative commenced in the second quarter of 2005. The increase in expense in 2007 from 2006, was primarily attributable to the following: increased marketing costs related to launches of our new and enhanced solutions in 2007; the inclusion of stock-based compensation expense in 2007 pursuant to our adoption of SFAS 123R effective February 1, 2006; the inclusion of sales and marketing costs from businesses acquired during the year (ViaSafe – April 2006; Flagship – July 2006; and Cube Route – December 2006); and increased employee compensation costs related to the sales and marketing team.

Research and development expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, as well as costs for third-party outsourced development providers. We expensed all costs related to research and development in the past three years. The increase in 2007 from 2006 was primarily attributable to increased payroll and related costs from the redeployment of certain employees to research and development activities during the latter part of 2006; the inclusion of stock-based compensation expense in 2007 pursuant to our adoption of SFAS 123R effective February 1, 2006; and the inclusion of ViaSafe’s and FCS’s research and development costs from early April 2006 and from the beginning of July 2006, respectively.

Research and development expenses were $7.0 million for 2006, a decline of 33% from expenses of $10.4 million in 2005. The decrease in research and development expenses for 2006 compared to 2005 was primarily attributable to the cancellation of a larger consulting contract with a third party to outsource certain product development overseas.

General and administrative expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of administrative personnel, as well as professional fees and other administrative expenses. General and administrative costs were $7.0 million, $7.7 million and $14.1 million in 2007, 2006 and 2005, respectively. The decrease in 2007 from 2006 was primarily attributable to lower professional fees associated with tax, accounting and legal advice in 2007 and lower payroll and related costs due to reduced headcount. This decrease was partially offset by the following: inclusion of stock-based compensation expense in 2007 pursuant to our adoption of SFAS 123R effective February 1, 2006; costs related to preparations for compliance with the internal control certification and attestation provisions of the Sarbanes-Oxley Act of 2002 and associated rules and regulations applicable to foreign private issuers; and devaluation of the US dollar relative to the Canadian dollar from 2006 to 2007, since a majority of our general and administrative expenses are incurred in Canadian dollars.

The decrease in general and administrative expenses in 2006 as compared to 2005 is primarily attributable to efficiency gains from our cost reduction initiatives commenced in the second quarter of 2005. Additionally, general and administrative expenses in 2005 included severance costs of approximately $1.5 million that were incurred primarily relating to the departure of various members of the previous senior management team, a charge for defense costs related to a class action lawsuit (which lawsuit was settled in-principle in the third quarter of 2005 and finally approved by the court in the third quarter of 2006) and higher directors’ and officers’ liability insurance premiums.

Acquisition-related expenses. The following table provides an additional analysis of acquisition-related expenses for the periods indicated (in millions of dollars):

Year ended	January 31, 2007	January 31, 2006	January 31, 2005
Amortization of intangible assets	2.7	2.7	4.1
Contingent acquisition consideration	2.1	—	—
Impairment of goodwill	0.1	0.2	18.2

Total acquisition-related expenses	4.9	2.9	22.3

Amortization of intangible assets is amortization of the value attributable to intangible assets, including customer agreements and relationships, non-compete covenants, existing technologies and trade names associated with acquisitions completed by us as of January 31, 2007. Intangible assets with a finite life are amortized to income over their useful life. The amount of amortization expense in a fiscal period is dependent on our acquisition activities, as well as our asset impairment tests. Amortization of intangible assets was $2.7 million in 2007 and 2006 and $4.1 million in 2005. Amortization expense in 2007 was unchanged from 2006 as a result of a reduction in expense from several components of our acquired intangible assets that are now fully amortized being offset by amortization of the intangible assets that we acquired from ViaSafe, FCS and, more recently, Cube Route. Specifically, we acquired $4.0 million of intangible assets from ViaSafe as of April 7, 2006; $7.7 million of intangible assets from FCS as of June 30, 2006; and $0.5 million of intangible assets from Cube Route on December 6, 2006. As of January 31, 2007, the unamortized portion of all intangible assets amounted to $11.0 million. We have preliminarily determined that we acquired approximately $0.4 million in intangible assets as a result of our acquisition of certain assets of Ocean Tariff Bureau and Blue Pacific in March 2007 (the “OTB Acquisition”), however, we have not yet completed a final allocation of the purchase price.

The decrease in amortization expense in 2006 from 2005 relates to several components of our acquired intangible assets that are now fully amortized.

We test the fair value of our finite life intangible assets for recoverability when events or changes in circumstances indicate that there may be evidence of impairment. We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related cash flows. No finite life intangible asset impairment has been identified or recorded for any of the fiscal periods reported.

Contingent acquisition consideration. As described more fully in Note 3 to our Consolidated Financial Statements for 2007, contingent acquisition consideration relates to our 2007 acquisitions of ViaSafe and FCS. It represents acquisition consideration that was placed in escrow for the benefit of the former shareholders, to be released over time contingent on the continued employment of those shareholders. If we terminate the employment of a former shareholder (other than for cause) prior to the escrow period expiring, the portion of the contingent acquisition consideration then remaining relating to that employee is released to the former shareholder and is expensed in the period that such shareholder’s employment is terminated. Contingent acquisition consideration of $2.1 million was expensed in 2007. For ViaSafe, $0.9 million of such consideration was expensed in 2007 including contingent acquisition consideration released to former shareholders whose employment was terminated during 2007. As at January 31, 2007, no contingent acquisition consideration remains related to ViaSafe. For FCS, $1.2 million of contingent acquisition consideration was expensed in 2007 and $2.8 million remains to be expensed through June 2008.

Impairment of Goodwill. During 2007, we recorded an aggregate of $20.4 million of goodwill on our consolidated balance sheets related to our acquisitions of ViaSafe, FCS and Cube Route. Accordingly, we resumed performing our annual goodwill impairment tests in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets” on October 31, 2006. Our testing indicated that no goodwill impairment had occurred as at October 31, 2006. In addition, we will perform further quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amount, and, if so, we will perform a goodwill impairment test between the annual dates. Any future impairment adjustment will be recognized as an expense in the period that the adjustment is identified. We have preliminarily determined that we acquired approximately $0.7 million in goodwill as a result of the OTB Acquisition in March 2007, however, we have not yet completed a final allocation of the purchase price to goodwill.

Restructuring costs and asset impairment were ($0.2) million, ($0.2) million and $14.1 million in 2007, 2006 and 2005, respectively, relating to the restructuring plans described in Note 9 to the Consolidated Financial Statements for 2007. Our primary reason for these restructuring initiatives was to align our cost structure with our services-based revenue model and to streamline our corporate operations. As of January 31, 2007, activities under all restructuring initiatives are completed, including a 45% reduction in our global workforce as part of the May 2004 restructuring initiative, with the remaining restructuring provision of $0.2 million to be drawn down over time as cash is paid in connection with ongoing restructured contracts, such as closed office leases. We do not currently expect any significant additional restructuring expenses in connection with any of our restructuring initiatives. A summary of the provisions under the May 2003 and May 2004 restructuring initiatives and drawdowns during 2007 is in the following table (in thousands of dollars):

	Provision as at January 31, 2006	Revisions During 2007	Cash Drawdowns During 2007	Remaining Provision as at January 31, 2007
May 2003
Office closure costs	553	(172)	(178)	203
May 2004
Office closure costs	88	—	(55)	33

	641	(172)	(233)	236

During each of 2007 and 2006, we had net favourable revisions to our restructuring provisions totaling $0.2 million related primarily to the sublease of certain offices.

Our restructuring provisions were drawn-down in 2007 and 2006 as a result of cash payments related to these initiatives of $0.2 million and $0.9 million, respectively.

During 2005, we incurred initial charges relating to our May 2004 restructuring initiative and additional revisions to each of our restructuring initiatives of cumulatively $14.1 million, composed of $4.8 million for workforce reduction, $3.5 million for office closure costs and $5.8 million for redundant assets.

Our restructuring provisions were drawn-down in 2005 as a result of cash payments related to these initiatives of $7.3 million and a non-cash write-off of redundant assets in connection with the May 2004 initiative of $5.8 million, relating primarily to software, hardware and office-related assets.

Investment income (expense) net of interest expense was income of $0.6 million in 2007, nil in 2006 and an expense of $1.2 million in 2005. The increase in investment income (expense) net of interest expense from 2005 to 2007 is principally a result of us repaying our convertible unsecured debentures on maturity in June 2005, thereby eliminating an ongoing interest expense obligation. The convertible debentures are discussed in more detail in Note 10 to the Consolidated Financial Statements for 2007.

Gain on sale of long-term investment of $1.4 million relates to sales during the first and second quarters of 2006 of our entire investment in Ocado, a UK online grocer, for approximately $4.7 million relative to its carrying value of $3.3 million. Coincident with the disposition of the investment in the second quarter of 2006, we licensed certain software technology to Ocado and extended our existing ongoing maintenance relationship.

Income tax expense was $0.2 million, $0.1 million and $0.3 million in 2007, 2006 and 2005, respectively. Income taxes arise primarily from our estimate of our US taxable income that will be subject to federal alternative minimum tax and not fully sheltered by our loss carryforwards in certain US states. No deferred tax asset has been recorded on our consolidated balance sheets to date as we have provided a full valuation allowance for the amount of any benefit. In determining the valuation allowance, we consider various factors by taxing jurisdiction, including our estimated taxable income, our history of losses for tax purposes, and tax planning strategies. A change to any of these factors could impact the estimated valuation allowance and, as a consequence, result in a tax asset being recorded on our consolidated balance sheets and higher income tax expense in future periods.

Overall, we generated net income of $4.0 million in 2007 and $3.0 million in 2006, compared to a net loss in 2005 of $55.3 million. The improvement in net income in 2007 from 2006 is principally attributable to improved gross margin and the elimination of interest expense from the repayment of the convertible debentures, which was partially offset by an increase in operating expenses and contingent acquisition consideration and the absence of a gain on sale of long-term investment.

The improvement in net income in 2006 from 2005 is principally attributable to the efficiencies gained from our restructuring initiatives commenced in the second quarter of 2005 as well as the inclusion of a $14.1 million charge for restructuring costs and asset impairment and an $18.2 million goodwill impairment charge in 2005.

QUARTERLY OPERATING RESULTS

The following table provides an analysis of our unaudited operating results (in thousands of dollars, except per share and weighted average number of share amounts) for each of the quarters ended on the date indicated.

2007	April 30, 2006	July 31, 2006	October 31, 2006	January 31, 2007	Total
Revenues	11,692	13,293	13,445	13,560	51,990
Gross margin	7,570	8,894	9,079	8,960	34,503
Operating expenses	5,892	6,820	6,870	6,636	26,218
Net income	1,239	1,085	449	1,214	3,987
Basic and diluted earnings per share	0.03	0.02	0.01	0.03	0.09
Weighted average shares outstanding (thousands):
Basic	42,618	45,549	46,304	46,342	45,225
Diluted	43,621	47,122	47,548	47,609	46,475

2006	April 30, 2005	July 31, 2005	October 31, 2005	January 31, 2006	Total
Revenues	11,306	11,428	11,487	11,508	45,729
Gross margin	6,490	6,829	6,964	7,319	27,602
Operating expenses	5,749	5,916	5,800	5,746	23,211
Net income	465	929	629	966	2,989
Basic and diluted earnings per share	0.01	0.02	0.02	0.02	0.07
Weighted average shares outstanding (thousands):
Basic	40,706	40,706	40,709	40,721	40,711
Diluted	41,463	41,653	41,667	42,217	41,596

Beginning in the first quarter of 2007, we incurred stock-based compensation expense (that was not incurred in previous quarters) pursuant to our adoption of SFAS 123R effective February 1, 2006.

Our net income over the first and second quarters of 2006 benefited from a $1.4 million gain on the sale of our entire long-term investment in Ocado.

Our results of operations for the first quarter of 2007 reflected the results of operations for ViaSafe subsequent to the acquisition on April 7, 2006. In the second quarter of 2007, our results of operations included a full quarter of ViaSafe’s operations and FCS operations for the month of July. As a result, our revenues in the second quarter of 2007 were higher than in any of our fiscal quarters in the two previous fiscal years. In addition, beginning in the second quarter of 2007, our net income included the expensing of contingent acquisition consideration, an expense that was not included in prior quarters.

Our results of operations for the fourth quarter of 2007 included revenues from the customer contracts acquired from Cube Route from early December 2006 onward. In addition, contingent acquisition consideration expensed in the fourth quarter of 2007 was lower mainly because the contingent acquisition consideration related to the ViaSafe acquisition had been fully expensed in the previous quarter. Total expenses in the fourth quarter of 2007 were also increased by professional fees related to Sarbanes Oxley Act and other periodic compliance activities.

LIQUIDITY AND CAPITAL RESOURCES

Historically, we have financed our operations and met our capital expenditure requirements primarily through cash flows provided from operations, long-term borrowings and sales of debt and equity securities. As at January 31, 2007, we had $21.9 million in cash, cash equivalents and marketable securities, and $2.5 million in available lines of credit. On March 21, 2006, we closed a bought-deal share offering in Canada which raised gross proceeds of CAD$14,940,000 (approximately $12.9 million) from a sale of 3,600,000 common shares at a price of CAD$4.15 per share. The co-lead underwriters for the offering were GMP Securities L.P. and TD Securities Inc. The underwriters exercised an over-allotment option on March 27, 2006 to purchase an additional 540,000 common shares (15% of the offering) at CAD$4.15 per share for gross proceeds of CAD$2,241,000 (approximately $1.9 million). Once expenses associated with the offering were deducted, including an underwriting fee of 4.5%, total net proceeds to us were approximately $13.6 million. We used the net proceeds of the offering for general corporate purposes, funding a portion of the purchase prices of ViaSafe and FCS, and for working capital.

We believe that, considering the above, we have sufficient liquidity to fund our current operating and working capital requirements, including the payment of current operating lease and purchase obligations. Should additional future financing be undertaken, the proceeds from any such transaction could be utilized to fund strategic transactions or for general corporate purposes. We may, from time to time, consider select strategic transactions to create value and improve performance, which may include acquisitions, dispositions, restructurings, joint ventures and partnerships, and we may undertake a financing transaction in connection with such a potential strategic transaction.

To the extent that our non-Canadian subsidiaries have earnings, our intention is that these earnings be re-invested in the subsidiary indefinitely. Accordingly, to date we have not encountered legal or practical restrictions on the abilities of our subsidiaries to repatriate money to Canada, even if such restrictions may exist in respect of certain foreign jurisdictions where we have subsidiaries. Accordingly, to the extent there are restrictions, they have not had a material effect on the ability of our Canadian parent to meet its financial obligations.

The table set forth below provides a summary statement of cash flows for the years indicated in millions of dollars:

Year ended	January 31, 2007	January 31, 2006	January 31, 2005

Cash provided by (used in) operating activities	6.8	7.9	(15.0)
Additions to capital assets	(1.2)	(1.2)	(1.1)
Sale of long-term investment	—	4.7	—
Acquisition of subsidiaries and acquisition-related costs	(30.5)	(0.2)	(0.2)
Repayment of convertible debentures	—	(27.0)	—
Issuance of common shares	13.8	—	—

Net change in cash and cash equivalents and marketable securities	(11.1)	(15.8)	(16.3)
Cash and cash equivalents and marketable securities, beginning of year	33.0	48.8	65.1

Cash and cash equivalents and marketable securities, end of year	21.9	33.0	48.8

Cash provided by (used in) operating activities was $6.8 million, $7.9 million, and ($15.0) million for 2007, 2006 and 2005, respectively. The decrease in cash provided by operating activities in 2007 as compared to 2006 was principally due to using $4.0 million of cash to establish the contingent acquisition consideration escrow for the former shareholders of FCS in connection with our acquisition of FCS and stronger cash collections in the prior fiscal year, which was partially offset by improved operating performance in 2007.

The increase in cash provided by operating activities in 2006 as compared to 2005 was principally due to improved operating performance in 2006, lower cash used in restructuring activities and continued improvements in collections from customers.

Additions to capital assets of $1.2 million in 2007 were primarily composed of investments in computing equipment and software to support our global operations and Global Logistics Network.

Sale of long-term investment of $4.7 million represents the $1.2 million sale of 22% of our investment in Ocado in the first quarter of 2006 and the sale of the remaining investment in the second quarter of 2006 for $3.5 million. Coincident with the sale of the remainder of the investment in the second quarter of 2006, we licensed certain software technology to Ocado and extended our existing ongoing maintenance relationship.

Acquisition of subsidiaries and acquisition-related costs of $30.5 million represents cash paid during 2007 related to our purchases of ViaSafe, FCS and Cube Route, net of cash acquired and the final $0.1 million ‘earn-out’ payment related to our acquisition of Tradevision AB (“Tradevision”) in 2003. These amounts exclude $4.0 million of cash that was used to establish the contingent acquisition consideration escrow in connection with the FCS acquisition as the cash used to establish this escrow was included in the calculation of the cash used in operating activities.

Cash of $0.2 million used in each of 2006 and 2005 represents ‘earn-out’ payments related to the acquisition of Tradevision.

Repayment of convertible debentures represents the June 30, 2005 payment of $27.0 million in satisfaction of the principal portion of all of the outstanding convertible debentures on their maturity.

Issuance of common shares of $13.8 million in 2007 is comprised of $13.6 million net cash proceeds received from the issuance of 4,140,000 common shares pursuant to our March 2006 bought-deal share offering, including the over-allotment option exercised by the underwriters and $0.2 million from the exercise of employee stock options.

Working capital. At January 31, 2007, our current assets exceeded our current liabilities by $23.8 million. Current assets included $19.4 million of cash and cash equivalents, $2.5 million in short-term marketable securities and $6.9 million in current trade receivables. Our working capital has decreased since January 31, 2006 by $7.2 million primarily as a result of $30.5 million of cash used to purchase ViaSafe, FCS and Cube Route and $1.2 million of cash used for the purchase of capital assets, partially offset by $6.8 million of cash generated by operations, $13.6 million in cash raised from the bought deal common share offering, $2.0 million of the contingent acquisition consideration escrow being recorded as a current asset, and the addition of $1.0 million of non-cash net tangible current assets acquired in the ViaSafe, FCS and Cube Route purchases.

Cash and cash equivalents and marketable securities. Cash and cash equivalents include short-term deposits and marketable debt securities with original maturities of three months or less. Short-term marketable securities are composed of debt securities maturing within 12 months from the balance sheet date. Debt securities are marked-to-market with the resulting gain or loss included in other comprehensive income (loss). Marketable securities represent cash invested in investment-grade corporate bonds and commercial paper.

Our investments in marketable securities are governed by our Investment Policy Guidelines as approved by our board of directors. The policy stipulates a conservative investment philosophy whereby all maturing investments are re-invested in AAA-rated marketable securities and, to the extent deemed necessary to avoid adverse tax consequences, in dividend-received deduction (DRD) eligible securities. At January 31, 2007, all funds were invested in AAA-rated investments.

At January 31, 2007, 89% of our total cash and investment portfolio was in interest-bearing cash deposits and 11% was in short-term marketable securities. The table below provides an analysis of our consolidated holdings of cash and investments, in millions of dollars, with their credit ratings at January 31, 2007:

	Standard & Poor’s Rating	Percentage of Total	Amount
Interest-bearing cash deposits	—	89%	19.4
Marketable securities	AAA	11%	2.5

		100%	21.9

COMMITMENTS, CONTINGENCIES, GUARANTEES AND

VARIABLE INTEREST ENTITIES

Commitments

To facilitate a better understanding of our commitments, which we currently anticipate paying out of available working capital, the following information is provided (in millions of dollars) in respect of our operating lease obligations and purchase obligation at January 31, 2007:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Operating lease obligations	2.2	2.2	0.5	0.2	5.1
Purchase obligation	0.2	—	—	—	0.2

	2.4	2.2	0.5	0.2	5.3

Operating Lease Obligations

We are committed under non-cancelable operating leases for business premises and computer equipment with terms expiring at various dates through 2016. The future minimum amounts payable under these lease agreements are described in the chart above.

We have remaining obligations related to the exit of various real property leases in connection with our restructuring activities. Some of these leases have outstanding balances pending full and final resolution and settlement of such lease obligations with the applicable lessor. The aggregate outstanding restructuring provision related to these leases is $0.2 million.

Purchase Obligation

We are committed under a non-cancelable hosting agreement to procure various information technology hosting and co-location services over the next year. The future minimum amounts payable under this hosting agreement are described in the chart above.

Contingencies

We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our annual results of operations or financial position.

Business combination agreements

In connection with our acquisition of FCS, we paid $4.0 million into escrow to be released to certain former shareholders of FCS over a period of 24 months. If we terminate the employment of a former shareholder (other than for cause) prior to the expiration of the escrow period, then any portion of the escrow then remaining and allocated to that former shareholder will be released to that former shareholder. If the employment of a former shareholder is terminated for cause during the escrow period or the former shareholder resigns his employment during the escrow period without good reason, then any portion of the escrow then remaining and allocated to that former shareholder will be forfeited by the former shareholder and released to us. At January 31, 2007, $3.0 million still remains subject to this escrow.

In connection with the OTB Acquisition completed in March 2007, we could pay up to an additional $0.85 million over the next 2.5 years depending on the financial performance of the acquired assets.

Product Warranties

In the normal course of operations, we provide our customers with product warranties relating to the performance of our software and network services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such on our financial statements.

Guarantees

In the normal course of business we enter into a variety of agreements that may contain features that meet the definition of a guarantee under Financial Accounting Standards Board (“FASB”) Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). The following lists our significant guarantees:

Intellectual property indemnification obligations

We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license agreement with our customer, which license terms are typically perpetual. To date, we have not encountered material costs as a result of such indemnifications.

Other indemnification agreements

In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements and leasing transactions. These indemnifications require us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparty as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnifications.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability for the guarantees or indemnities described above on our financial statements.

OUTSTANDING SHARE DATA

We have an unlimited number of common shares authorized for issuance. As of March 29, 2007, we had 46,362,900 common shares issued and outstanding.

On March 21, 2006, we closed a bought-deal share offering in Canada which raised gross proceeds of CAD$14,940,000 (approximately $12.9 million) from a sale of 3,600,000 common shares at a price of CAD$4.15 per share. The underwriters exercised an over-allotment option on March 27, 2006 to purchase an additional 540,000 common shares (15% of the offering) at CAD$4.15 per share for gross proceeds of CAD$2,241,000 (approximately $1.9 million). Once expenses associated with the offering were deducted, including an underwriting fee of 4.5%, total net proceeds to us were approximately $13.6 million. We used the net proceeds of the offering for general corporate purposes, funding a portion of the purchase prices of ViaSafe and FCS, and working capital.

As previously described, as part of the consideration for the acquisition of ViaSafe on April 7, 2006, we issued 307,799 common shares valued at approximately $1.1 million for accounting purposes. We also assumed ViaSafe’s employee stock option plan pursuant to which outstanding unvested options converted to options to purchase 140,000 Descartes common shares, of which 60,000 were outstanding at January 31, 2007. As previously described, as part of the consideration for the acquisition of FCS on June 30, 2006 we issued 1,100,251 common shares valued at approximately $4.4 million for accounting purposes.

As of March 29, 2007, there were 5,698,379 options issued and outstanding, and 859,838 remaining available for grant under all stock option plans, including the assumed ViaSafe plan.

On November 30, 2004, we announced that our board of directors had adopted a shareholder rights plan (the “Rights Plan”) to ensure the fair treatment of shareholders in connection with any take-over offer, and to provide our board of directors and shareholders with additional time to fully consider any unsolicited take-over bid. We did not adopt the Rights Plan in response to any specific proposal to acquire control of the company. The Rights Plan was approved by the Toronto Stock Exchange and was approved by our shareholders on May 18, 2005. The Rights Plan took effect as of November 29, 2004 and will expire at the termination of our annual shareholders’ meeting in calendar 2008 unless its continued existence is ratified by the shareholders before such expiration. The Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Our financial statements and accompanying notes are prepared in accordance with US GAAP. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are affected by management’s application of accounting policies. Estimates are deemed critical when a different estimate could have reasonably been used or where changes in the estimates are reasonably likely to occur from period to period and would materially impact our financial condition or results of operation. Our significant accounting policies are discussed in Note 2 to the Consolidated Financial Statements for 2007.

Our management has discussed the development, selection and application of our critical accounting policies with the audit committee of the board of directors. In addition, the board of directors has reviewed the accounting policy disclosures in this MD&A.

The following discusses the critical accounting estimates and assumptions that management has made under these policies and how they affect the amounts reported in the 2007 Consolidated Financial Statements:

Revenue recognition

In recognizing revenue, we make estimates and assumptions on factors such as the probability of collection of the revenue from the customer, whether the sales price is fixed or determinable, the amount of revenue to allocate to individual elements in a multiple element arrangement, and other matters. We make these estimates and assumptions using our past experience, taking into account any other current information that may be relevant. These estimates and assumptions may differ from the actual outcome for a given customer which could impact operating results in a future period.

Long-Lived Assets

We test long-lived assets for recoverability when events or changes in circumstances indicate evidence of impairment.

In connection with business acquisitions that we have completed, we identify and estimate the fair value of net assets acquired, including certain identifiable intangible assets (other than goodwill) and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the net assets acquired is assigned to goodwill. Intangible assets include customer agreements and relationships, existing technologies and trade names. Intangible assets are amortized on a straight-line basis over their estimated useful lives. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Our impairment analysis contains estimates due to the inherently speculative nature of forecasting long-term estimated cash flows and determining the ultimate useful lives of assets. Actual results will differ, which could materially impact our impairment assessment.

In the case of goodwill, we test for impairment at least annually at October 31 of each year and at any other time if any event occurs or circumstances change that would more likely than not reduce our enterprise value below our carrying amount. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

Income Taxes

We believe that we have adequately provided for income taxes based on all of the information that is currently available. Tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities. As outlined in Note 15 to the Consolidated Financial Statements for 2007, we have recorded a valuation allowance for the full amount of our net deferred tax assets, resulting in no deferred tax asset being recorded on our consolidated balance sheets. Any change to the valuation allowance of the deferred tax asset would result in an income tax recovery on the statement of operations. If we achieve a consistent level of profitability, the likelihood of recording a deferred tax asset for some portion of the losses incurred in prior periods in one of our business jurisdictions will increase.

Stock-based compensation

We adopted SFAS 123R effective February 1, 2006 using the modified prospective application method. Accordingly, the fair value of that portion of employee stock options that is ultimately expected to vest has been amortized to expense in our consolidated statement of operations for 2007 based on the straight-line attribution method. Prior to February 1, 2006, we accounted for share-based payments under APB 25. The accounting for our various stock-based employee compensation plans is described more fully in Notes 2 and 14 to our Consolidated Financial Statements for 2007 and in the “Change In/Initial Adoption of Accounting Policies” section of this MD&A.

CHANGE IN / INITIAL ADOPTION OF ACCOUNTING POLICIES

Stock-based compensation

On December 16, 2004, FASB issued SFAS 123R which requires all entities to recognize compensation expense based on the fair value of share-based payments. On April 14, 2005, the SEC amended the compliance date for SFAS 123R to require SEC registrants to implement SFAS 123R for their first fiscal year commencing after June 15, 2005. We adopted SFAS 123R effective February 1, 2006. Prior to February 1, 2006, we accounted for share-based payments under APB 25. In March 2005, the SEC released SAB No. 107, “Share-Based Payments” (“SAB 107”). SAB 107 provides the SEC staff position regarding the application of SFAS 123R. We have applied the provisions of SAB 107 in our adoption of SFAS 123R.

We adopted SFAS 123R using the modified prospective application method, as allowed under the transitional methods of SFAS 123R. The valuation provisions of SFAS 123R apply to new awards and to awards that are outstanding at the effective date and subsequently modified or cancelled. Estimated compensation expense for awards outstanding at the effective date will be recognized over the remaining service period using the compensation cost calculated for pro forma disclosure purposes under SFAS 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). In accordance with the modified prospective application method, our financial statements for prior periods were not restated.

Stock-based compensation expense is based on the fair value of that portion of employee stock options that is ultimately expected to vest during the period. Stock-based compensation expense recognized in our consolidated statement of operations for 2007 included compensation expense for stock options granted prior to, but not yet vested as of, February 1, 2006, based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123, and stock options granted subsequent to January 31, 2006 based on the grant date fair value estimated in accordance with SFAS 123R. For all stock options granted, the fair value of each award is amortized using the straight-line attribution method prescribed by SFAS 123. Stock-based compensation expense is based on awards ultimately expected to vest, therefore, it has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We estimated forfeitures based on our historical experience. In our pro forma information required under SFAS 123 for the periods prior to February 1, 2006, we accounted for forfeitures as they occurred.

Total estimated stock-based compensation expense recognized under SFAS 123R related to all of our stock options was included in our consolidated statement of operations as follows:

Year Ended	January 31, 2007
Cost of revenues	22
Sales and marketing	228
Research and development	63
General and administrative	400

Effect on net income	713

Effect on earnings per share:
Basic	0.02

Diluted	0.02

Differences between how GAAP and applicable income tax laws treat the amount and timing of recognition of stock-based compensation expense may result in a deferred tax asset. We have recorded a valuation allowance against the full amount of any such deferred tax asset. In addition, we realized no tax benefits in connection with stock options exercised during 2007.

As of January 31, 2007, $2.6 million of total unrecognized compensation costs, net of forfeitures, related to non-vested awards is expected to be recognized over a weighted average period of 1.9 years.

Prior Year Errors

In September 2006, the SEC issued SAB No. 108 “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), which provides interpretive guidance on how to quantify prior period financial statement errors. Under SAB 108, public companies are required to consider both a “rollover” method which focuses primarily on the income statement impact of misstatements and the “iron curtain” method which focuses primarily on the balance sheet impact of misstatements. The transitional provisions of SAB 108 guide public companies to adjust retained earnings for the cumulative effect of immaterial errors relating to prior years. We were required to adopt SAB 108 for fiscal 2007.

In applying SAB 108, and consistent with what we understand to be best practices for US public companies, we considered the results of a company-initiated voluntary review of our stock option granting process since 1997, which review was completed by a Special Committee of independent directors with the assistance of independent external legal counsel. This review did not identify any fraud or intentional wrongdoing. The review did identify certain administrative errors that resulted in an aggregate understatement of approximately $1.5 million in non-cash stock-based compensation expense over the seven fiscal years ended January 31, 2006. The identified errors were: (a) certain instances relating to grants made to employees where the list of employees and/or shares allocated to them was not sufficiently definitive for the grant to be deemed final as of the reported grant date ($1.1 million); (b) delays between board approval and the final grant of stock options that departed from our normal practice ($0.3 million); and (c) one grant in 1999 which inadvertently used the wrong exercise price in the grant documents ($0.1 million).

The following table shows the understated non-cash stock-based compensation expense for each of the periods identified together with the understatement expressed as a percentage of net income (loss) for the applicable period:

Year Ended January 31	2006	2005	2004	2003	2002	2001	2000	Total
(thousands of dollars)
Stock-based compensation expense	20	33	63	269	616	451	94	1,546

Net income (loss) as reported	2,989	(55,331)	(38,493)	(138,195)	(58,718)	(31,626)	(21,769)
Percent of net income (loss) as reported	0.68%	0.06%	0.16%	0.19%	1.05%	1.43%	0.43%

Based in part on this analysis, and applying the guidance of SEC Staff Accounting Bulletin No. 99, “Materiality” (“SAB 99”), we concluded that the impact of these errors was immaterial to prior fiscal years under the "rollover" method that we have historically used. However, applying the “iron curtain” method identified in SAB 108, we concluded that the cumulative errors were material to the fiscal 2007 consolidated financial statements. Accordingly, our opening accumulated deficit for fiscal 2007 was increased by $1.5 million from $407.7 million to $409.3 million, with an offsetting $1.5 million increase to additional paid-in capital, in accordance with the implementation guidance in SAB 108.

RECENT ACCOUNTING PRONOUNCEMENTS

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued Interpretation No. 48 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes” (“SFAS 109”). The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted the provisions of FIN 48 effective for fiscal periods beginning on or after February 1, 2007. We are currently in the process of assessing the impact of FIN 48 on our results of operations and financial condition.

DISCLOSURE CONTROLS

As of the end of the period covered by this MD&A, our Chief Executive Officer and Chief Financial Officer evaluated our disclosure controls and procedures and, based upon that review and evaluation, concluded that those disclosure controls and procedures were effective.

Our acquisitions completed during 2007 were excluded from the above assessment, and will be assessed in 2008. The financial reporting of our 2007 acquisitions operate under a similar control framework as the remainder of our business.

FISCAL 2008 OUTLOOK

This section discusses our outlook for 2008 as of the date of this MD&A, and contains forward-looking statements.

Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation, or the freight market in general, include legal and regulatory requirements; timing of contract renewals between our customers and their own customers; seasonal-based tariffs; vacation periods applicable to particular shipping or receiving nations; weather-related events that impact shipping in particular geographies (such as Hurricane Katrina in the United States); and amendments to international trade agreements. As many of our services are sold on a “per-shipment” basis, we anticipate that in 2008 our business will somewhat reflect the general cyclical and seasonal nature of shipment volumes with our third quarter being the strongest quarter for shipment volumes and our first quarter being the weakest quarter for shipment volumes. In the fourth quarter of 2007, we saw some deterioration in global shipping volumes, however, we anticipate that those levels will improve in the first half of 2008.

In the latter half of calendar 2006, US Customs and Border Protection (“CBP”) launched its e-manifest initiative requiring trucks entering the US to provide CBP’s Automated Commercial Environment (“ACE”) with advance electronic notice of the contents of the truck. CBP has announced that these filings will become mandatory at the larger ports of entry in Michigan and New York states in May 2007. We have various Customs Compliance services specifically designed to help truck carriers comply with this ACE e-manifest initiative. If the roll-out of this initiative continues as scheduled and compliance is rigidly enforced by CBP, then we anticipated that our revenues will be positively impacted in the latter half of 2008.

In the fourth quarter and year ended January 31, 2007, our services revenues comprised approximately 85% and 90%, respectively, of our total revenues for these periods, with the balance being license revenues. We anticipate that our revenues for 2008 will again remain predominantly services revenues, fueled by our Global Logistics Network and continued migration of customers using our legacy license-based products to our services-based architecture. This migration may be further fueled by our recent acquisition of Cube Route which brought an on-demand routing and scheduling alternative to present to our customers together with our historical license model. We do, however, anticipate maintaining the flexibility to license our products to those customers who prefer to buy the products in that fashion.

We have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts, particularly for our ocean products, that provide recurring services revenues to us. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. Over the next 12 months, we anticipate that we may lose 3% or more of our aggregate revenues in the ordinary course and there can be no assurance that we will be able to replace that revenue with new revenue from new customer relationships or from existing customers.

We internally measure and manage our baseline operating expenses, which we define as our total expenses less interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration, convertible debenture costs, deferred compensation and stock-based compensation, and the impairment of goodwill). In 2008, we intend to manage our business with our baseline operating expenses at a level below our visible and recurring contracted revenues and with the internal goal of having total revenues at a level that is 20-25% above our baseline operating expenses.

We anticipate that in 2008, the significant majority of our business will continue to be in the Americas, with the EMEA region being the bulk of the remainder of our business. We currently have some significant opportunities in the Americas region. While we announced in February 2007 that we had opened an office in Shanghai, China, we continue to anticipate that in 2008 revenues from the Asia Pacific Region will represent less than 10% of our total revenues.

We anticipate that in 2008, as our LNOS-based products mature, we will advance our efforts in selling our products to new customers and that this will correspondingly increase the amount that we spend on sales and marketing. In 2008, we intend to manage our business with the goal of having general and administrative expenses at a level that is approximately 10-12% of total revenues.

We have completed all activities under our restructuring initiatives, and we do not currently anticipate any significant restructuring charges in 2008 related to those plans.

We estimate that amortization expense for existing intangible assets will be $2.9 million for each of 2008 and 2009, decreasing to $2.4 million for 2010, to $2.0 million for 2011 and to $0.8 million for 2012.

As described more fully in Note 3 to our 2007 Consolidated Financial Statements, there is $2.8 million in remaining contingent acquisition consideration relating to our 2007 acquisition of FCS to be expensed through June 2008. We currently anticipate expensing $2.0 million of contingent acquisition consideration in 2008.

In 2007, we spent $1.2 million on capital expenditures and do not expect that 2008 expenditures will be significantly above that level absent the impact of acquisitions.

We incur a significant portion of our expenses in Canadian dollars relative to the amount of revenue we receive in Canadian dollars, so increases in the value of the Canadian dollar relative to the US dollar will negatively impact our earnings. At January 31, 2007, the value of the Canadian dollar was 85% of the value of the US dollar. We currently have no specific hedging program in place to address fluctuations in the Canadian-US dollar exchange rate. We can make no accurate prediction of what will happen with the Canadian-US dollar exchange rate during 2008.

As outlined in Note 15 to the Consolidated Financial Statements for 2007, we have recorded a valuation allowance for the full amount of our net deferred tax assets, resulting in no deferred tax asset being recorded on our consolidated balance sheets. Any change to the valuation allowance of the deferred tax asset would result in an income tax recovery on the statement of operations in a period and amortizing the asset to expense in subsequent periods. If we achieve a consistent level of profitability, the likelihood of recording a deferred tax asset for some portion of the losses incurred in prior periods in one of our business jurisdictions will increase. We have been profitable in 2006 and 2007 and, if we remain profitable throughout 2008, the likelihood of recording a deferred tax asset will increase.

We intend to actively explore business combinations in 2008 to add complementary services, products and customers to our existing businesses. We intend to listed to our customers’ suggestions as they relate to consolidation opportunities, and focus on companies that are targeting the same customers as us and processing similar data. Depending on the size and scope of any such business combination, or series of contemplated business combinations, we may need to raise additional debt or equity capital. We anticipate that the acquisitions we completed in 2007 and the OTB Acquisition we completed in March 2007 will positively contribute to our aggregate business in 2008.

At January 31, 2007, our aggregate headcount was 306 people. In 2008, we intend to continue to invest in sales and marketing resources and accordingly anticipate a slight increase in aggregate headcount by the end of 2008.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

Any investment in us will be subject to risks inherent to our business. Before making an investment decision, you should carefully consider the risks described below together with all other information included in this report. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are not aware of or have not focused on, or that we currently deem immaterial, may also impair our business operations. This report is qualified in its entirety by these risk factors.

If any of the following risks actually occur, they could materially adversely affect our business, financial condition, liquidity or results of operations. In that case, the trading price of our securities could decline and you may lose all or part of your investment.

We have a history of losses and may incur losses in the future.

Although we have been profitable for each of the past eight quarters, we incurred losses in 2005, as well as in prior fiscal quarters and fiscal years. While we are encouraged by these recent profits, the first three quarters of 2006 benefited from one-time gains on the disposition of an asset, and there can be no assurance that we will not incur losses again in the future. As at January 31, 2007, our accumulated deficit was $405.3 million. We believe that the success of our business depends on our ability to keep our baseline operating expenses to a level at or below our visible and contracted recurring revenues. There can be no assurance that we can generate further expense reductions or achieve revenue growth, or that any expense reductions or revenue growth that are achieved can be sustained, to enable us to do so. Any failure to maintain profitability would increase the possibility that the value of your investment will decline.

Our existing customers might cancel existing contracts with us, fail to renew contracts on their renewal dates, or fail to purchase additional services and products.

We depend on our installed customer base for a significant portion of our revenues. We have significant contracts with our license customers for ongoing support and maintenance as well as significant service contracts, particularly for our ocean products that provide recurring services revenues to us. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services.

If our customers fail to renew their service contracts, or fail to purchase additional services or products, then our revenues could decrease and our operating results could be adversely affected. Factors influencing such contract terminations could include changes in the financial circumstances of our customers, dissatisfaction with our products or services, our retirement or lack of support for our legacy products and services, our customers selecting or building alternate technologies to replace us, and changes in our customers’ business or in regulation impacting our customers’ business that may no longer necessitate the use of our products or services, or other reasons. Further, our customers could delay or terminate implementations or use of our services and products or be reluctant to migrate to new products. Such customers will not generate the revenues anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future.

Making and integrating acquisitions could impair our operating results.

We have in the past, and in the future may seek to acquire, additional products or businesses that we believe are complementary to ours. For example, we acquired ViaSafe, FCS and certain assets of Cube Route in 2007, and completed the OTB Acquisition in March 2007. Acquisitions involve a number of risks, including: diversion of management’s attention from current operations; disruption of our ongoing business; difficulties in integrating and retaining all or part of the acquired business, its customers and its personnel; assumption of disclosed and undisclosed liabilities; dealing with unfamiliar laws, customs and practices in foreign jurisdictions; and the effectiveness of the acquired company’s internal controls and procedures. The individual or combined effect of these risks could have a material adverse effect on our business. As well, in paying for an acquisition, we may deplete our cash resources or dilute our shareholder base by issuing additional shares. Furthermore, there is the risk that our valuation assumptions, customer retention expectations and our models for an acquired product or business may be erroneous or inappropriate due to foreseen or unforeseen circumstances and thereby cause us to overvalue an acquisition target. There is also the risk that the contemplated benefits of an acquisition may not materialize as planned or may not materialize within the time period or to the extent anticipated.

We have many new customers as a result of the ViaSafe, FCS and Cube Route acquisitions and the OTB Acquisition. In particular, FCS operates the US Census Bureau’s AES Direct system pursuant to a contract that represents a significant portion of FCS’ revenue and business and is able to be terminated by the Census Bureau on short notice. If the US Census Bureau terminates its contract with us, it may have a material adverse effect on our operating results. In addition, difficulties in integrating the ViaSafe, FCS or Cube Route businesses or the OTB Acquisition with our own business could result in the unexpected loss of customers and revenue and have a material adverse effect on our operating results.

We may have exposure to greater than anticipated tax liabilities or expenses.

We are subject to income taxes and non-income taxes in a variety of jurisdictions and our tax structure is subject to review by both domestic and foreign taxation authorities. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment. We believe that we have adequately provided for income taxes based on all of the information that is currently available. Tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities. As outlined in Note 15 to the Consolidated Financial Statements for 2007, we have recorded a valuation allowance for the full amount of our net deferred tax assets, resulting in no deferred tax assets being recorded on our consolidated balance sheets. If we achieve a consistent level of profitability, the likelihood of recording a deferred tax asset on our consolidated balance sheets for some portion of the losses incurred in prior periods in one of our business jurisdictions will increase. Any change to the valuation allowance of the deferred tax asset would also result in an income tax recovery or income tax expense, as applicable, on the consolidated statements of operations in the period in which the valuation allowance is changed. In addition, if we have recorded a deferred tax asset on the consolidated balance sheets, we will record income tax expense in any period where we use that deferred tax asset to offset any income tax payable in that period, reducing net income reported for that period, perhaps materially.

We may be required to accelerate the expensing of deferred contingent acquisition consideration and/or unearned deferred compensation if we terminate the employment of certain former shareholders of FCS without cause.

As described more fully in Note 3 to our Consolidated Financial Statements for 2007, we have established contingent acquisition consideration arrangements in the FCS acquisition. Specifically, contingent acquisition consideration is being held in escrow for the benefit of the former shareholders and released over time contingent on the continued employment of those shareholders. For FCS, at January 31, 2007, $2.8 million of contingent acquisition consideration remained to be expensed through June 2008. If we terminate the employment of a former shareholder of FCS (other than for cause) prior to the escrow period expiring, any portion of deferred contingent acquisition consideration then remaining relating to that employee will be expensed in the period that such shareholder’s employment is terminated. This could impair our ability to achieve or maintain the operating performance or profitability anticipated by management or forecasted by analysts and could have a material adverse affect on the price of our securities.

There could be material differences between the preliminary purchase price allocation and the final purchase price allocation for our acquisitions of ViaSafe, FCS and Cube Route and the OTB Acquisition.

Our recent acquisitions of ViaSafe, FCS and Cube Route were, and the OTB Acquisition will be, accounted for as purchases in accordance with SFAS 141; therefore, the tangible assets acquired were, and will be, recorded at fair value on the acquisition date. The preliminary purchase price allocation established for the purposes of our consolidated financial statements for 2007 represents our estimate of the allocation of the purchase price and the fair value of net assets acquired. The valuation of the acquired intangible assets and the assessment of their expected useful lives are preliminary. These estimates may differ from the final purchase price allocation and these differences may be material. For example, if the purchase price allocated to intangible assets increases, our future amortization of intangibles expense will increase. We expect the valuation process to be completed within one year from the acquisition date.

We may have difficulties maintaining or growing our regulatory compliance business.

ViaSafe and FCS each operate in the emerging regulatory compliance business, which is a subset of the logistics technology business that we operate in. This business assists shippers, carriers and logistics intermediaries (such as freight forwarders and customs brokers) in making necessary import and export filings with applicable government and regulatory agencies. This is an area of business that we have limited historical operating experience in. We may experience unanticipated challenges or difficulties in maintaining these businesses at their current levels or in growing the business. Factors that may impair our ability to maintain or grow this business may include, but are not limited to:

•	Difficulties or challenges in integrating ViaSafe or FCS with our business;

•	Loss of key personnel from ViaSafe or FCS, including the former executive officers of ViaSafe and FCS;

•

Changes in government regulations impacting electronic regulatory filings or import/export compliance, including changes in which government agencies are responsible for gathering import and export information;

•	Difficulties in gaining necessary approvals in international markets to make regulatory filings with the appropriate government agencies;

•	Loss of all or a part of any business with existing customers, including FCS’ relationship with the US Census Bureau;

•	Inability to obtain or maintain necessary security clearances with applicable government agencies or regulators;

•	Inability to secure necessary underlying intellectual property rights in technology needed to operate the business;

•	Increased competition; and

•	Other risk factors identified in this report.

The general cyclical and seasonal nature of our business may have a material adverse effect on our business, results of operations and financial condition.

Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the cyclical and seasonal nature of the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation or the freight market in general include legal and regulatory requirements, timing of contract renewals between our customers and their own customers, seasonal-based tariffs, vacation periods applicable to particular shipping or receiving nations, weather-related events that impact shipping in particular geographies and amendments to international trade agreements. Since some of our revenues from particular products and services are tied to the volume of shipments being processed, adverse fluctuations in the volume of global shipments or shipments in any particular mode of transportation may adversely affect our revenues. Some US freight indexes have reported that shipment volumes in the latter half of calendar 2006 were almost 10% lower than the levels in the same period in the previous calendar year. While we did not experience the same level of deterioration in shipments that we processed in our business, there can be no assurance that further declines in shipment volumes in the US or internationally won’t have a material adverse effect on our business.

Disruptions in the movement of freight could harm our business.

Our business is highly dependent on the movement of freight from one point to another as we generate transaction revenues as freight is moved by, to or from our customers. If there are disruptions in the movement of freight, whether as a result of weather or natural disaster or caused by terrorists, political or security activities, or otherwise, then our revenues will be adversely affected. As these types of freight disruptions are generally unpredictable, there can be no assurance that our revenues will not be adversely affected by such events.

Increases in fuel prices and other transportation costs may have an adverse effect on the businesses of our customers resulting in them spending less money with us.

Our customers are all involved, directly or indirectly, in the delivery of goods from one point to another, particularly transportation providers and freight forwarders. As the costs of these deliveries become more expensive, whether as a result of increases in fuel costs or otherwise, our customers may have fewer funds available to spend on our products and services. While it is possible that the demand for our products and services will increase as companies look for ways to reduce fleet size and fuel use and recognize that our products and services are designed to make their deliveries more cost-efficient, there can be no assurance that these companies will be able to allocate sufficient funds to use our products and services.

Downward pricing pressure on certain products and services may not be compensated for by increased volumes of transactions or increased prices elsewhere in our business, resulting in less revenue for our business.

Some of our products and services are sold to industries where there is downward pricing pressure on the particular product or service due to competition, general industry conditions or other causes. We may attempt to deal with this pricing pressure by committing these customers to volumes of activity so that we may better control our costs. In addition, we may attempt to offset this pricing pressure by securing better margins on other products or services sold to the customer, or to other customers elsewhere in our business. If any downward pricing pressure cannot be so offset, then the particular customer may generate less revenue for our business or we may have less aggregate revenue. This could have an adverse impact on our operating results.

If we fail to attract and retain key personnel, it would adversely affect our ability to develop and effectively manage our business.

Our performance is substantially dependent on the performance of our key technical and senior management personnel. We do not maintain life insurance policies on any of our employees that list the company as a loss payee. Our success is highly dependent on our continuing ability to identify, hire, train, motivate, promote, and retain highly qualified management, directors, technical, and sales and marketing personnel, including key technical and senior management personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, directors, technical, and sales and marketing personnel, or to attract such personnel on a timely basis, could have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

In May 2004, our workforce was reduced in size including many members of management, including our CEO and CFO. In 2007, we made changes to our management team with the addition of executive vice-presidents, Greg Cronin and Chris Jones, the departure of executive vice president of field operations, Mark Weisberger, and the departure of certain members of the former management team at ViaSafe. In March 2007 we announced that Stephanie Ratza was joining us as CFO and that our current CFO, Brandon Nussey, was leaving to become CFO at a private technology company. There can be no assurance that these changes and the resulting transition will not have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

If we need additional capital in the future and are unable to obtain it as needed or can only obtain it on unfavorable terms, our operations may be adversely affected, and the market price for our securities could decline.

Historically, we have financed our operations primarily through cash flows from our operations, long-term borrowings, and the sale of our debt and equity securities. As at January 31, 2007, we had cash, cash equivalents and marketable securities of approximately $21.9 million and $2.5 million in unutilized operating lines of credit.

On March 21, 2006, we closed a bought-deal share offering in Canada which raised gross proceeds of CAD$14,940,000 (approximately $12.9 million) from a sale of 3,600,000 common shares at a price of CAD$4.15 per share. The underwriters exercised an over-allotment option on March 27, 2006 to purchase an additional 540,000 common shares (15% of the offering) at CAD$4.15 per share for gross proceeds of CAD$2,241,000 (approximately $1.9 million). Once expenses associated with the offering were deducted, including an underwriting fee of 4.5%, total net proceeds to us were approximately $13.6 million. We used the net proceeds of the offering for general corporate purposes, funding a portion of the purchase price of ViaSafe and FCS and working capital.

While we believe we have sufficient liquidity to fund our current operating and working capital requirements, we may need to raise additional debt or equity capital to fund expansion of our operations, to enhance our services and products, or to acquire or invest in complementary products, services, businesses or technologies. If we raise additional funds through further issuances of convertible debt or equity securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those attaching to our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available on terms favorable to us, our operations and growth strategy may be adversely affected and the market price for our common stock could decline.

Changes in the value of the US dollar, as compared to the currencies of other countries where we transact business, could harm our operating results and financial condition.

To date, our international revenues have been denominated primarily in US dollars. However, the majority of our international expenses, including the wages of our non-US employees and certain key supply agreements, have been denominated in currencies other than the US dollar. Therefore, changes in the value of the US dollar as compared to these other currencies may materially adversely affect our operating results. We generally have not implemented hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and inter-company accounts. We also have not hedged our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. Accordingly, currency exchange rate fluctuations have caused, and may continue to cause, variability in our foreign currency denominated revenue streams and our cost to settle foreign currency denominated liabilities. In particular, we incur a significant portion of our expenses in Canadian dollars relative to the amount of revenue we receive in Canadian dollars, so fluctuations in the Canadian-US dollar exchange rate could have a material adverse effect on our business, results of operations and financial condition.

If our common share price decreases to levels such that the fair value of our net assets is less than the carrying value of our net assets, we may be required to record additional significant non-cash charges associated with goodwill impairment.

We account for goodwill in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, which we adopted effective February 1, 2002. SFAS No. 142, among other things, requires that goodwill be tested for impairment at least annually. We have designated October 31 as the date for our annual impairment test. Although the results of our testing on October 31, 2006 indicated no evidence of impairment, should the fair value of our net assets, determined by our market capitalization, be less than the carrying value of our net assets at future annual impairment test dates, we may have to recognize goodwill impairment losses in our future results of operations. This could impair our ability to achieve or maintain profitability in the future.

Fair value assessments of our intangible assets required by GAAP may require us to record significant non-cash charges associated with intangible asset impairment.

Significant portions of our assets, which include customer agreements and relationships, non-compete covenants, existing technologies and trade names, are intangible. We amortize intangible assets on a straight-line basis over their estimated useful lives, which are generally three to five years. We review the carrying value of these assets at least annually for evidence of impairment. In accordance with SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”, an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Future fair value assessments of intangible assets may require impairment charges to be recorded in the results of operations for future periods. This could impair our ability to achieve or maintain profitability in the future.

Our revenue and results of operations, which may vary significantly from quarter to quarter and therefore be difficult to predict, may fail to meet investment community expectations.

Our revenues and results of operations have varied significantly from quarter to quarter in the past, making them difficult to predict, and we expect our revenues and results of operations may continue to vary from quarter to quarter in the future due to a variety of factors, many of which are outside of our control. Such factors include, but are not limited to:

•	The termination of any key customer contracts, whether by the customer or by us;

•	Legal costs incurred in bringing or defending any litigation with customers and third-party providers, and any corresponding judgments or awards;

•	Fluctuations in the demand for our services and products;

•	Price and functionality competition in our industry;

•	Changes in the productivity of, and costs associated with, our distribution channels and international operations;

•	Changes in legislation and accounting standards;

•	Our ability to satisfy all contractual obligations in customer contracts and deliver services and products to the satisfaction of our customers; and

•	Other risk factors discussed in this report.

Although our revenues may fluctuate from quarter to quarter, significant portions of our expenses are not variable in the short term, and we may not be able to reduce them quickly to respond to decreases in revenues. If revenues are below expectations, this shortfall is likely to adversely and/or disproportionately affect our operating results. Accordingly, we may not attain positive operating margins in future quarters. In the past, this has caused our operating results to be below the expectations of securities analysts and investors in certain instances, and may do so again in the future. Our failure to meet or exceed analyst and investor expectations could negatively affect the price of our securities.

Our common stock price has in the past been volatile and may also be volatile in the future.

The trading price of our common stock has in the past been subject to wide fluctuations and may also be subject to fluctuation in the future. This may make it more difficult for you to resell your common shares when you want at prices that you find attractive. These fluctuations may be caused by events unrelated to our operating performance and beyond our control. Factors that may contribute to fluctuations include, but are not limited to:

•	Revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;

•	Changes in recommendations or financial estimates by industry or investment analysts;

•	Changes in management or the composition of our board of directors;

•	Outcomes of litigation or arbitration proceedings;

•	Announcements of technological innovations or acquisitions by us or by our competitors;

•	Introduction of new products or significant customer wins or losses by us or by our competitors;

•	Developments with respect to our intellectual property rights or those of our competitors;

•	Rumors or dissemination of false and/or misleading information;

•	Fluctuations in the stock prices of other companies in the technology and emerging growth sectors;

•	General market conditions; and

•	Other risk factors set out in this report.

If the market price of our stock drops significantly, stockholders could institute securities class action lawsuits against us, regardless of the merits of such claims. Such a lawsuit could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.

We could be exposed to business risks in our international operations that could cause our operating results to suffer.

While our headquarters are in North America, we currently have direct operations in both Europe and the Asia Pacific region. We anticipate that these international operations will continue to require significant management attention and financial resources to localize our services and products for delivery in these markets, to develop compliance expertise relating to international regulatory agencies, and to develop direct and indirect sales and support channels in those markets. We face a number of risks associated with conducting our business internationally that could negatively impact our operating results, which include, but are not limited to:

•	Longer collection time from foreign clients, particularly in the Asia Pacific region;

•	Difficulty in repatriating cash from certain foreign jurisdictions;

•	Language barriers, conflicting international business practices, and other difficulties related to the management and administration of a global business;

•	Difficulties and costs of staffing and managing geographically disparate direct and indirect operations;

•	Currency fluctuations and exchange and tariff rates;

•	Multiple, and possibly overlapping, tax structures and the burden of complying with a wide variety of foreign laws;

•	Trade restrictions;

•	The need to consider characteristics unique to technology systems used internationally;

•	Economic or political instability in some markets; and

•	Other risk factors set out in this report.

If we are unable to generate broad market acceptance of our services, products and pricing, serious harm could result to our business.

We currently derive substantially all of our revenues from our supply chain services and products and expect to do so in the future. Broad market acceptance of these types of services and products, and their related pricing, is therefore critical to our future success. The demand for, and market acceptance of, our services and products are subject to a high level of uncertainty. Some of our services and products are often considered complex and may involve a new approach to the conduct of business by our customers. The market for our services and products may weaken, competitors may develop superior services and products, or we may fail to develop acceptable services and products to address new market conditions. Any one of these events could have a material adverse effect on our business, results of operations and financial condition.

We may not remain competitive. Increased competition could seriously harm our business.

The market for supply chain technology is highly competitive and subject to rapid technological change. We expect that competition will increase in the future. To maintain and improve our competitive position, we must continue to develop and introduce in a timely and cost effective manner new products, product features and network services to keep pace with our competitors.

Current and potential competitors include supply chain application software vendors, internal customer development efforts, value-added networks and business document exchanges, enterprise resource planning software vendors, regulatory filing companies, and general business application software vendors. Many of our current and potential competitors may have one or more of the following relative advantages:

•	Longer operating history;

•	Greater financial, technical, marketing, sales, distribution and other resources;

•	Lower cost structure and more profitable operations;

•	Superior product functionality in specific areas;

•	Greater name recognition;

•	Broader range of products to offer;

•	Better performance;

•	Larger installed base of customers;

•	Established relationships with customers that we are targeting; and/or

•	Greater worldwide presence.

Further, current and potential competitors have established, or may establish, cooperative relationships and business combinations among themselves or with third parties to enhance their products, which may result in increased competition. In addition, we expect to experience increasing price competition and competition surrounding other commercial terms as we compete for market share. In particular, larger competitors or competitors with a broader range of services and products may bundle their products, rendering our products more expensive and/or relatively less functional. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors.

System or network failures or breaches in connection with our services and products could reduce our sales, impair our reputation, increase costs or result in liability claims, and seriously harm our business.

Any disruption to our services and products, our own information systems or communications networks or those of third-party providers upon whom we rely as part of our own product offerings, including the Internet, could result in the inability of our customers to receive our products for an indeterminate period of time. Our services and products may not function properly for any of the following reasons:

•	System or network failure;

•	Interruption in the supply of power;

•	Virus proliferation;

•	Security breaches;

•	Earthquake, fire, flood or other natural disaster; or

•	An act of war or terrorism.

Although we have made significant investments, both internally and with third-party providers, in redundant and back-up systems for some of our services and products, these systems may be insufficient or may fail and result in a disruption of availability of our products or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business.

From time to time, we may be subject to litigation or dispute resolution that could result in significant costs to us and damage to our reputation.

From time to time, we may be subject to litigation or dispute resolution relating to any number or type of claims, including claims for damages related to undetected errors or malfunctions of our services and products or their deployment, and claims relating to applicable securities laws. A product liability, patent infringement or securities class action claim could seriously harm our business because of the costs of defending the lawsuit, diversion of employees’ time and attention, and potential damage to our reputation.

Further, our services and products are complex and often implemented by our customers to interact with third-party technology or networks. Claims may be made against us for damages properly attributable to those third-party technologies or networks, regardless of our lack of responsibility for any failure resulting in a loss - even if our services and products perform in accordance with their functional specifications. We may also have disputes with key suppliers for damages incurred which, depending on resolution of the disputes, could impact the ongoing quality, price or availability of the services or products we procure from the supplier. While our agreements with our customers, suppliers and other third-parties may contain provisions designed to limit exposure to potential claims, these limitation of liability provisions may not be enforceable under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims, and incur damage to the reputation of Descartes and our products. The likelihood of such claims and the amount of damages we may be required to pay may increase as our customers increasingly use our services and products for critical business functions, or rely on our services and products as the systems of record to store data for use by other customer applications. Although we carry general liability and directors and officers insurance, our insurance may not cover potential claims, or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.

Our success and ability to compete depends upon our ability to secure and protect patents, trademarks and other proprietary rights.

We consider certain aspects of our internal operations, our products, services and related documentation to be proprietary, and we primarily rely on a combination of patent, copyright, trademark and trade secret laws and other measures to protect our proprietary rights. Patent applications or issued patents, as well as trademark, copyright, and trade secret rights, may not provide adequate protection or competitive advantage and may require significant resources to obtain and defend. We also rely on contractual restrictions in our agreements with customers, employees, outsourced developers and others to protect our intellectual property rights. There can be no assurance that these agreements will not be breached, that we have adequate remedies for any breach, or that our patents, copyrights, trademarks or trade secrets will not otherwise become known. Moreover, the laws of some countries do not protect proprietary intellectual property rights as effectively as do the laws of the US and Canada. Protecting and defending our intellectual property rights could be costly regardless of venue. Through an escrow arrangement, we have granted some of our customers a contingent future right to use our source code for software products solely for internal maintenance services. If our source code is accessed through an escrow, the likelihood of misappropriation or other misuse of our intellectual property may increase.

Claims that we infringe third-party proprietary rights could trigger indemnification obligations and result in significant expenses or restrictions on our ability to provide our products or services.

Competitors and other third-parties have claimed, and in the future may claim, that our current or future services or products infringe their proprietary rights or assert other claims against us. Many of our competitors have obtained patents covering products and services generally related to our products and services, and they may assert these patents against us. Such claims, whether with or without merit, could be time consuming and expensive to litigate or settle and could divert management attention from focusing on our core business.

As a result of such a dispute, we may have to pay damages, incur substantial legal fees, suspend the sale or deployment of our services and products, develop costly non-infringing technology, if possible, or enter into license agreements, which may not be available on terms acceptable to us, if at all. Any of these results would increase our expenses and could decrease the functionality of our services and products, which would make our services and products less attractive to our current or potential customers. We have agreed in some of our agreements, and may agree in the future, to indemnify other parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third parties. If we are required to make payments pursuant to these indemnification agreements, it could have a material adverse effect on our business, results of operations and financial condition.

MANAGEMENT’S REPORT

To the Shareholders of The Descartes Systems Group Inc.

Management is responsible for the accompanying consolidated financial statements and all other information in this Annual Report. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America and necessarily include amounts that reflect management’s judgment and best estimates. Financial information contained elsewhere in this Annual Report is consistent with the consolidated financial statements.

Management has established systems of internal control that provide reasonable assurance that assets are safeguarded from loss or unauthorized use and produce reliable accounting records for the preparation of financial information. The internal control process includes management’s communication to employees of policies that govern ethical business conduct.

The Board of Directors carries out its responsibilities for the consolidated financial statements through its Audit Committee, consisting solely of independent directors. The Audit Committee meets with management and independent auditors to review the consolidated financial statements and the internal controls as they relate to financial reporting. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to shareholders.

Deloitte & Touche LLP, appointed by the shareholders as Descartes’ independent auditors, conduct an examination of the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Auditing Oversight Board (United States).

Arthur Mesher	Brandon Nussey
Chief Executive Officer	Chief Financial Officer
Waterloo, Ontario	Waterloo, Ontario

Deloitte & Touche LLP
4210 King Street East
Kitchener ON N2P 2G5
Canada

Tel: (519) 650-7729
Fax: (519) 650-7601
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of The Descartes Systems Group Inc.

We have audited the consolidated balance sheets of The Descartes Systems Group Inc. (the “Company”) as at January 31, 2007 and 2006 and the consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended January 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion.

Independent Registered Chartered Accountants

Kitchener, Ontario

March 6, 2007

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Notes 2 and 14 to the consolidated financial statements relating to the Company’s adoption of Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment”. Our report to the Board of Directors and Shareholders, dated March 6, 2007, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Independent Registered Chartered Accountants

Kitchener, Ontario

March 6, 2007

THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED BALANCE SHEETS

(US DOLLARS IN THOUSANDS; US GAAP)

	January 31, 2007	January 31, 2006
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 4)	19,370	27,634
Marketable securities (Note 4)	2,551	5,367
Accounts receivable
Trade (Note 5)	6,905	5,188
Other	611	462
Prepaid expenses and other	919	651
Deferred contingent acquisition consideration (Note 3)	2,000	—

	32,356	39,302
CAPITAL ASSETS (Note 6)	6,766	6,039
GOODWILL (Note 8)	20,426	—
INTANGIBLE ASSETS (Note 8)	10,953	1,429
DEFERRED CONTINGENT ACQUISITION CONSIDERATION (Note 3)	833	—

	71,334	46,770

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	3,391	1,828
Accrued liabilities	2,820	3,750
Deferred revenue	2,374	2,776

	8,585	8,354

COMMITMENTS, CONTINGENCIES AND GUARANTEES (Note 11)

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 46,361,500 at January 31, 2007 ( January 31, 2006 – 40,723,800) (Note 12)	19,319	21
Additional paid-in capital	448,850	448,111
Unearned deferred compensation (Note 3)	—	(57)
Accumulated other comprehensive loss (Note 12)	(123)	(375)
Accumulated deficit (Note 2)	(405,297)	(409,284)

	62,749	38,416

	71,334	46,770

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board:

Director	Director

THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS; US GAAP)

Year Ended	January 31, 2007	January 31, 2006	January 31, 2005
REVENUES	51,990	45,729	46,395
COST OF REVENUES	17,487	18,127	21,053

GROSS MARGIN	34,503	27,602	25,342

EXPENSES
Sales and marketing	10,138	8,488	18,172
Research and development	9,033	6,991	10,419
General and administrative	7,047	7,732	14,125
Amortization of intangible assets	2,718	2,693	4,142
Contingent acquisition consideration (Note 3)	2,040	—	—
Impairment of goodwill (Note 8)	100	200	18,238
Restructuring costs and asset impairment (Note 9)	(172)	(221)	14,050

	30,904	25,883	79,146

INCOME (LOSS) FROM OPERATIONS	3,599	1,719	(53,804)

OTHER INCOME (EXPENSE)
Interest expense	—	(699)	(1,718)
Investment income	592	645	516
Gain on sale of long-term investment (Note 7)	—	1,420	—

	592	1,366	(1,202)

INCOME (LOSS) BEFORE INCOME TAXES	4,191	3,085	(55,006)
INCOME TAX EXPENSE – CURRENT (Note 15)	204	96	325

NET INCOME (LOSS)	3,987	2,989	(55,331)

EARNINGS (LOSS) PER SHARE
Basic and diluted (Note 13)	0.09	0.07	(1.36)

WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	45,225	40,711	40,706
Diluted	46,475	41,596	40,706

The accompanying notes are an integral part of these consolidated financial statements.

THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(US DOLLARS IN THOUSANDS; US GAAP)

	January 31, 2007	January 31, 2006	January 31, 2005
Common shares
Balance, beginning of year	21	364,907	364,907
Reduction in stated capital (Note 12)	—	(364,907)	—
Shares issued:
Stock options exercised	166	21	—
Issue of common shares net of issuance costs	13,621	—	—
Acquisitions	5,511	—	—

Balance, end of year	19,319	21	364,907

Additional paid-in capital
Balance, beginning of year, as originally reported	446,565	81,658	81,667
Cumulative effect of adjustments from the adoption of SAB 108 (Note 2)	1,546	—	—

Balance, beginning of year, as adjusted	448,111	81,658	81,658
Reduction in stated capital (Note 12)	—	364,907	—
Unearned compensation related to issuance of stock options	10	—	(9)
Stock-based compensation expense	729	—	—

Balance, end of year	448,850	446,565	81,658

Unearned deferred compensation
Balance, beginning of year	(57)	(193)	(339)
Deferred compensation earned on stock options	57	136	146
Contingent acquisition consideration recorded (Note 3)	(869)	—	—
Contingent acquisition consideration expensed (Note 3)	869	—	—

Balance, end of year	—	(57)	(193)

Accumulated other comprehensive income (loss)
Balance, beginning of year	(375)	93	(387)
Foreign currency translation adjustment	280	(557)	444
Net unrealized investment gains (losses)	(28)	89	36

Balance, end of year	(123)	(375)	93

Accumulated deficit
Balance, beginning of year, as originally reported	(407,738)	(410,727)	(355,396)
Cumulative effect of adjustments from the adoption of SAB 108 (Note 2)	(1,546)	—	—

Balance, beginning of year, as adjusted	(409,284)	(410,727)	(410,727)
Net income (loss)	3,987	2,989	(55,331)

Balance, end of year	(405,297)	(407,738)	(410,727)

Total Shareholders’ Equity	62,749	38,416	35,738

Comprehensive income (loss)
Net income (loss)	3,987	2,989	(55,331)
Other comprehensive income (loss)
Foreign currency translation adjustment	280	(557)	444
Net unrealized investment gains (losses)	(28)	89	36

Total other comprehensive income (loss)	252	(468)	480

Comprehensive income (loss)	4,239	2,521	(54,851)

The accompanying notes are an integral part of these consolidated financial statements.

The Descartes Systems Group Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US DOLLARS IN THOUSANDS; US GAAP)

Year Ended	January 31, 2007	January 31, 2006	January 31, 2005
OPERATING ACTIVITIES
Net income (loss)	3,987	2,989	(55,331)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation	2,200	2,098	2,328
Amortization of intangible assets	2,718	2,693	4,142
Contingent acquisition consideration	869	—	—
Impairment of goodwill	100	200	18,238
Write-off of redundant assets	—	—	5,770
Amortization of convertible debenture costs	—	107	256
Amortization of deferred compensation	67	136	137
Stock-based compensation expense	729	—	—
Gain on sale of long-term investment	—	(1,420)	—
Changes in operating assets and liabilities:
Accounts receivable
Trade	(105)	1,909	5,889
Other	707	546	2,493
Prepaid expenses and other	(101)	567	1,933
Deferred contingent acquisition consideration	(2,833)	—	—
Accounts payable	563	23	(2,938)
Accrued liabilities	(1,533)	(2,147)	2,300
Deferred revenue	(583)	171	(255)

Cash provided by (used in) operating activities	6,785	7,872	(15,038)

INVESTING ACTIVITIES
Maturities of marketable securities	5,458	26,614	26,365
Sale of marketable securities	5,092	10,000	8,198
Purchase of marketable securities	(7,734)	(10,447)	(14,232)
Additions to capital assets	(1,202)	(1,171)	(1,060)
Sale of long-term investment	—	4,720	—
Acquisition of subsidiaries, net of cash acquired and bank indebtedness assumed	(29,352)	(200)	(200)
Acquisition-related costs	(1,098)	—	—

Cash provided by (used in) investing activities	(28,836)	29,516	19,071

FINANCING ACTIVITIES
Repayment of convertible debentures (Note 10)	—	(26,995)	—
Issuance of common shares for cash	13,787	21	—

Cash provided by (used in) financing activities	13,787	(26,974)	—

Increase (decrease) in cash and cash equivalents	(8,264)	10,414	4,033
Cash and cash equivalents at beginning of year	27,634	17,220	13,187

Cash and cash equivalents at end of year	19,370	27,634	17,220

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	—	742	1,484
Cash paid during the year for income taxes	373	—	162

The accompanying notes are an integral part of these consolidated financial statements.

THE DESCARTES SYSTEMS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in thousands of US dollars, except per

share amounts; US GAAP)

Note 1 – Description of the Business

The Descartes Systems Group Inc. (“Descartes”, “Company”, “our” or “we”) operates in one business segment providing on-demand, software-as-a-service (SaaS) logistics technology solutions that help companies efficiently deliver their own products and services to their customers. Our technology-based solutions, which consist of services and software, provide connectivity and document exchange, regulatory compliance, route planning and wireless dispatch, inventory and asset visibility, rate management, transportation management, and warehouse optimization.

Note 2 – Significant Accounting Policies

Basis of presentation

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Due to the predominance of US dollar denominated assets, liabilities and transactions, we have adopted the US dollar as our reporting currency.

Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ends on January 31, 2007, is referred to as the “current fiscal year,” “fiscal 2007,” “2007” or using similar words. Our previous fiscal year, which ended on January 31, 2006, is referred to as the “previous fiscal year,” “fiscal 2006,” “2006” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, “2008” refers to the annual period ending January 31, 2008 and the “fourth quarter of 2008” refers to the quarter ending January 31, 2008.

Certain reclassifications have been made to prior year financial statements and the notes to conform to the current year presentation.

Basis of consolidation

The consolidated financial statements include the financial statements of Descartes and our wholly-owned subsidiaries. We do not have any variable interests in variable interest entities. All intercompany accounts and transactions have been eliminated during consolidation.

Financial instruments

Fair value of financial instruments

Financial instruments are composed of cash and cash equivalents, short-term marketable securities, accounts receivable, accounts payable and accrued liabilities. The estimated fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are approximate to book values because of their short-term maturities. Our investments in short-term marketable securities are carried at fair market value.

Foreign exchange risk

We are exposed to foreign exchange risk in that a higher proportion of our revenues are denominated in US dollars relative to expenditures. Accordingly, our results are affected, and may be affected in the future, by exchange rate fluctuations of the US dollar relative to the Canadian dollar, to various European currencies, and, to a lesser extent, other foreign currencies.

Interest rate risk

We are exposed to reductions in interest rates, which could adversely impact expected returns from our reinvestment of corporate funds in marketable securities upon maturity of such instruments.

Credit risk

We are exposed to credit risk through investments in marketable securities and accounts receivable. We hold our investments with reputable financial institutions and in highly liquid and high quality investment-grade financial instruments. The lack of concentration of accounts receivable from a single customer and the dispersion of customers among industries and geographical locations mitigate this risk.

We do not use any type of speculative financial instruments, including but not limited to foreign exchange contracts, futures, swaps and option agreements, to manage our foreign exchange or interest rate risks. In addition, we do not hold or issue financial instruments for trading purposes.

Foreign currency translation

We conduct business in a variety of foreign currencies and, as a result, all of our foreign operations are subject to foreign exchange fluctuations. All operations operate in their local currency environment and use their local currency as their functional currency. Assets and liabilities of foreign operations are translated into US dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses of foreign operations are translated using monthly average exchange rates. Translation adjustments resulting from this process are accumulated in other comprehensive income (loss) as a separate component of shareholders’ equity.

Transactions incurred in currencies other than the functional currency are converted to the functional currency at the transaction date. All foreign currency transaction gains and losses are included in net income.

Use of estimates

Preparing financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying note disclosures. Although these estimates and assumptions are based on management’s best knowledge of current events, actual results may be different from the estimates. Estimates and assumptions are used when accounting for items such as allowance for doubtful accounts, depreciation of capital assets, amortization of intangible assets, assumptions embodied in the valuation of assets for impairment assessment, restructuring costs, valuation allowances against deferred tax assets and recognition of contingencies.

Cash, cash equivalents and marketable securities

Cash and cash equivalents include short-term deposits. Short-term marketable securities are composed of debt securities maturing between three and 12 months from the balance sheet date. Marketable securities represent cash invested in investment-grade corporate bonds.

Our investment portfolio is subject to market risk due to changes in interest rates. We place our investments with high credit quality issuers and, by policy, limit the amount of credit exposure to any one issuer. As stated in our investment policy, we are averse to principal loss and seek to preserve our invested funds by limiting default risk, market risk and reinvestment risk.

Allowance for doubtful accounts

We record an allowance for doubtful accounts based on the historical experience of write-offs and a detailed assessment of accounts receivable. In estimating the allowance for doubtful accounts, we consider the age of the receivables, historical write-offs, and the creditworthiness of the customer, among other factors. Accounts receivable are written off if it is determined that the specific balance is no longer collectible.

Impairment of long-lived assets

We account for the impairment and disposition of long-lived assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for Impairment or Disposal of Long–Lived Assets.” We test long-lived assets, such as capital assets and finite life intangible assets, for recoverability when events or changes in circumstances indicate that there may be an impairment. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows.

Goodwill and intangible assets

We account for goodwill in accordance with the SFAS No. 142, “Goodwill and other intangible assets” (“SFAS 142”). We test for impairment of goodwill annually at October 31 and at any other time if any event occurs or circumstances change that would more likely than not reduce our enterprise value below our carrying amount.

Intangible assets include customer agreements and relationships, existing technologies and trade names. Intangible assets are amortized on a straight-line basis over their estimated useful lives.

Capital assets

Capital assets are recorded at cost. Depreciation of our capital assets is generally recorded at the following rates:

Computer equipment and software	30% declining balance
Furniture and fixtures	20% declining balance
Leasehold improvements	Straight-line over term of lease

Revenue recognition

We follow the accounting guidelines and recommendations contained in the AICPA Statement of Position 97-2 (“SOP 97-2”), “Software revenue recognition” and the United States Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin 104, “Revenue recognition in financial statements” (“SAB 104”).

We recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the specific revenue recognition policies for each major category of revenue are included below.

Services Revenues – Services revenues are principally composed of the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; and (iii) maintenance, subscription and other related revenues, which include revenues associated with maintenance and support of our services and products, which are recognized ratably over the term of the maintenance or subscription period.

License Revenues – License revenues derive from licenses granted to our customers to use our software products, and are recognized in accordance with SOP 97-2.

We sometimes enter into transactions that represent multiple-element arrangements, which may include any combination of services and software licenses. These multiple element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. Fees are allocated to the various elements using the residual method as outlined in SOP 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.” Pursuant to the residual method, we defer recognition of the fair value of any undelivered elements and determine such fair value using vendor-specific objective evidence. This vendor-specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. We then allocate any residual portion of the arrangement fee to the delivered elements. The revenue recognition policies described in this section are then applied to each unit of accounting or element.

We evaluate the collectibility of our trade receivables based upon a combination of factors on a periodic basis. When we become aware of a specific customer’s inability to meet its financial obligations to us (such as in the case of bankruptcy filings or material deterioration in the customer’s operating results or financial position, payment experiences and existence of credit risk insurance for certain customers), we record a specific bad debt provision to reduce the customer’s related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the estimate of the recoverability of trade receivables could be further adjusted.

With respect to deferred revenue, we expect to complete the applicable services or obligations corresponding to such deferred revenue within the next 12 months.

Research and development costs

We incur costs related to research and development of our software products. To date, we have not capitalized any development costs under SFAS No. 86, “Accounting for the costs of computer software to be sold, leased or otherwise marketed.” Costs incurred between the time of establishment of a working model and the point where products are marketed are expensed as they are insignificant.

Stock-based compensation

We adopted SFAS No. 123 (revised 2004) “Share Based Payment” (“SFAS 123R”) effective February 1, 2006 using the modified prospective application method. Accordingly, the fair value of that portion of employee stock options that is ultimately expected to vest has been amortized to expense in our consolidated statement of operations for 2007 based on the straight-line attribution method. Prior to February 1, 2006, we accounted for share-based payments under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). The accounting for our various stock-based employee compensation plans is described more fully in Note 14 below.

Product warranty

We have not experienced significant warranty claims to date and, as a result, we have not recorded a provision for product warranty claims for 2007 or 2006.

Income taxes

We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). SFAS 109 requires the determination of deferred tax assets and liabilities based on the differences between the financial statement and income tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized. In determining the valuation allowance, we consider factors by taxing jurisdiction such as estimated taxable income, the history of losses for tax purposes and tax planning strategies, among others. A change to these factors could impact the estimated valuation allowance and income tax expense. Based on the weight of positive and negative evidence regarding recoverability of our deferred taxes, we have recorded a valuation allowance for the full amount of our net deferred tax assets.

In addition, we are subject to examinations by taxation authorities of the jurisdictions in which it operates in the normal course of operations. We regularly assess the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision of income and other taxes.

Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share is calculated by dividing the applicable net income (loss) by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of stock options.

Recently issued accounting pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes” (“SFAS 109”). The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We will adopt the provisions of FIN 48 on February 1, 2007. We are currently in the process of assessing the impact of FIN 48 on our results of operations and financial condition.

In September 2006, the SEC issued SAB No. 108 “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), which provides interpretive guidance on how registrants should quantify financial statement misstatements. Under SAB 108 registrants are required to consider both a “rollover” method which focuses primarily on the income statement impact of misstatements and the “iron curtain” method which focuses primarily on the balance sheet impact of misstatements. The transitional provisions of SAB 108 allow us to adjust retained earnings for the cumulative effect of immaterial errors relating to prior years. We were required to adopt SAB 108 for the year ended January 31, 2007.

In applying SAB 108, we considered the results of a company-initiated voluntary review of our stock option granting process since 1997, which review was completed by a Special Committee of independent directors with the assistance of independent external legal counsel. This review did not identify any fraud or intentional wrongdoing. The review did identify certain administrative errors that resulted in an aggregate understatement of approximately $1.5 million in non-cash stock-based compensation expense over the seven fiscal years ended January 31, 2006. The identified errors were: (a) certain instances relating to grants made to employees where the list of employees and/or shares allocated to them was not sufficiently definitive for the grant to be deemed final as of the reported grant date ($1.1 million); (b) delays between board approval and the final grant of stock options that departed from our normal practice ($0.3 million); and (c) one grant in 1999 which inadvertently used the wrong exercise price in the grant documents ($0.1 million).

The following table shows the understated non-cash stock-based compensation expense for each of the periods identified together with the understatement expressed as a percentage of net income (loss) for the applicable period:

Year Ended January 31	2006	2005	2004	2003	2002	2001	2000	Total
(thousands of dollars)
Stock-based compensation expense	20	33	63	269	616	451	94	1,546

Net income (loss) as reported	2,989	(55,331)	(38,493)	(138,195)	(58,718)	(31,626)	(21,769)
Percent of net income (loss) as reported	0.68%	0.06%	0.16%	0.19%	1.05%	1.43%	0.43%

Based in part on this analysis, and applying the guidance of SEC Staff Accounting Bulletin No. 99, “Materiality” (“SAB 99”), we concluded that the impact of these errors was immaterial to prior fiscal years under the "rollover" method that we have historically used. However, applying the “iron curtain” method identified in SAB 108, we concluded that the cumulative errors were material to our fiscal 2007 consolidated financial statements. Accordingly, our opening accumulated deficit for fiscal 2007 was increased by $1.5 million from $407.7 million to $409.3 million, with an offsetting $1.5 million increase to additional paid-in capital, in accordance with the implementation guidance in SAB 108.

Note 3 – Acquisitions

During the year ended January 31, 2007, we acquired the companies set out in the following table:

	ViaSafe	FCS	Cube Route	Total
Purchase price consideration:
Common shares	263	4,379	—	4,642
Cash (including $1,275 of cash acquired related to FCS and $386 of bank indebtedness assumed related to ViaSafe)	7,278	21,283	1,580	30,141
Acquisition-related costs	526	545	435	1,506

Total preliminary purchase price	8,067	26,207	2,015	36,289

Allocated to:
Net tangible assets acquired	942	1,561	1,118	3,621
Finite life intangible assets acquired:
Customer agreements and relationships	2,839	5,896	454	9,189
Existing technology	510	1,488	—	1,998
Trade names	673	296	86	1,055
Goodwill	3,103	16,966	357	20,426

Total preliminary purchase price	8,067	26,207	2,015	36,289

On April 7, 2006, we acquired 100% of the outstanding voting shares of Ottawa-based ViaSafe Inc. (“ViaSafe”), a privately-held provider of secure electronic logistics services for global trade. ViaSafe’s services help carriers and logistics services providers, across all modes of transportation, negotiate increasingly complex document exchange requirements brought about by new international security initiatives and tightened borders. The acquisition broadened the regulatory and compliance services that are delivered through our Global Logistics Network. We acquired ViaSafe through the issuance of 307,799 of our common shares with a market value of $1.1 million (based on the average closing price of our common shares on the Toronto Stock Exchange for a reasonable period before and after the acquisition date) and $7.3 million in cash (net of $0.4 million of bank indebtedness assumed). We also incurred $0.5 million of costs directly connected to the acquisition.

Pursuant to the ViaSafe acquisition agreement, 230,849 of the 307,799 common shares issued, with a market value of approximately $0.9 million, were placed into an escrow account to be released to the former shareholders of ViaSafe subject to meeting various criteria, including their continued employment with us. This amount was originally presented on our interim consolidated balance sheets as “Unearned deferred compensation”. In accordance with the guidance contained in Emerging Issues Task Force 95-8 “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination” (“EITF 95-8”), this $0.9 million was originally to be expensed on a straight-line basis over the anticipated 18 month service and escrow period applicable to the former shareholders. However, as a result of the termination of the employment of all of the former shareholders in 2007, the entire $0.9 million of contingent acquisition consideration was expensed in 2007. This expense is shown as “Contingent acquisition consideration” on our consolidated statements of operations.

As part of the acquisition, we also assumed ViaSafe’s employee stock option plan pursuant to which outstanding unvested options converted to options to purchase 140,000 Descartes common shares. At January 31, 2007, 60,000 of these stock options were outstanding and none were exercisable. Unearned deferred compensation of approximately $50,000 remains relating to the unvested stock options held by ViaSafe employees as determined using the fair value of the stock options on the date of acquisition in accordance with SFAS No. 123 (revised 2004) “Share Based Payment” (“SFAS 123R”). The unearned deferred compensation will be amortized over the remaining vesting period of the options. Amortization of unearned deferred compensation for 2007 related to these ViaSafe options was approximately $11,000.

On June 30, 2006, we acquired 100% of the outstanding voting shares of Maryland-based Flagship Customs Services, Inc. (“FCS”), a privately-held provider of technology as a service to help shippers, transportation providers, freight forwarders and other logistics intermediaries securely and electronically file shipment information with customs authorities. FCS also operates the United States Census Bureau's AESDirect service for electronic filing of export information. To acquire FCS, we paid $21.3 million in cash (net of $1.3 million of cash acquired at closing), paid another $4.0 million to establish a contingent acquisition consideration escrow, issued 1,100,251 of our common shares, and incurred $0.5 million in costs directly attributable to the acquisition. The contingent acquisition consideration escrow is to be released to the former shareholders of FCS subject to meeting various criteria, including their continued employment with Descartes. This amount has been presented on our consolidated balance sheets as “Deferred contingent acquisition consideration”. In accordance with the guidance contained in EITF 95-8, we are expensing the $4.0 million on a straight-line basis over the 24 month service and escrow period applicable to the former shareholders. This expense is shown as “Contingent acquisition consideration” on our consolidated statements of operations. If we terminate the employment of a former shareholder (other than for cause) prior to the escrow period expiring, any portion of deferred contingent acquisition consideration then remaining relating to that employee will be expensed in the period that such former shareholder’s employment is terminated. At January 31, 2007, $2.8 million still remains to be expensed through June 2008.

On December 6, 2006 we acquired certain assets, constituting the business of privately-held Cube Route Inc. (“Cube Route”), based in Toronto, Ontario. Cube Route provides on-demand logistics management solutions that include planning, routing, sequencing and optimizing of delivery routes, real-time driver and vehicle tracking, and delivery route analysis. Assets included in the business acquisition transaction included specified accounts receivable, prepaid accounts, customer contracts and prospects, capital assets, trade and service names, technology and other intellectual property. To complete the transaction, we paid approximately $1.6 million in cash, assumed certain Cube Route liabilities and incurred $0.4 million in transactional expenses.

The ViaSafe, FCS and Cube Route transactions were accounted for as purchases in accordance with SFAS No. 141 “Business Combinations”; therefore, the tangible assets acquired were recorded at the estimated fair value on acquisition date. The preliminary purchase price allocations in the table above represent our estimate of the allocations of the purchase prices and the fair value of net assets acquired. The valuation of the acquired intangible assets and the assessment of their expected useful lives are preliminary. These estimates may differ from the final purchase price allocations and these differences may be material. We expect the purchase price allocations to be completed within one year from the acquisition date.

The acquired intangible assets for ViaSafe, FCS and Cube Route, if applicable, are being amortized over their estimated useful lives, which are presented in the table below:

Customer agreements and relationships	5 years
Existing technology	3 years
Trade names	5 years

Goodwill arose on the ViaSafe and FCS acquisitions as a result of each company’s assembled workforce, their strategic value to our growth plan and the prospects for future growth in compliance-oriented services. The goodwill on the Cube Route acquisition arose as a result of their assembled workforce and their strategic value to our growth plan.

The results of operations subsequent to the dates of acquisition of ViaSafe (April 7, 2006), FCS (June 30, 2006) and Cube Route (December 6, 2006) have been included in our consolidated financial statements. As required by GAAP, the financial information in the table below summarizes selected results of operations for ViaSafe and FCS on a pro forma basis as if we had acquired these particular companies as of the beginning of each of the periods presented. This pro forma information is for information purposes only and does not purport to represent what our results of operations for the periods presented would have been had the ViaSafe and FCS acquisitions occurred at the beginning of the period indicated, or to project our result of operations for any future period:

Year Ended	January 31, 2007	January 31, 2006
Revenues	54,781	53,663
Net income	2,889	707
Earnings per share – Basic and diluted	0.06	0.02

The pro forma net income in the table above is inclusive of $1.9 million of non-recurring bonus expense earned by FCS senior management in 2006. The pro forma net income in 2007 includes non-recurring expenses of $0.6 million of stock-based compensation related to shares issued to FCS employees and $0.2 million of costs incurred by FCS related to the sale of FCS to us.

Note 4 – Cash, Cash Equivalents and Marketable Securities

The following is a summary of cash, cash equivalents and marketable securities as at January 31, 2007 and 2006.

January 31, 2007	Cost Basis	Net Unrealized Losses	Market Value
Cash and cash equivalents
Cash	19,370	—	19,370

Total cash and cash equivalents	19,370	—	19,370

Marketable Securities
Corporate bonds	2,553	(2)	2,551

Total marketable securities	2,553	(2)	2,551

Total cash, cash equivalents and marketable securities	21,923	(2)	21,921

January 31, 2006	Cost Basis	Net Unrealized Gains	Market Value
Cash and cash equivalents
Cash	27,634	—	27,634

Total cash and cash equivalents	27,634	—	27,634

Marketable Securities
Corporate bonds	5,341	26	5,367

Total marketable securities	5,341	26	5,367

Total cash, cash equivalents and marketable securities	32,975	26	33,001

We have operating lines of credit in Canada aggregating $2.5 million (Canadian $3.0 million) of which none is utilized as at January 31, 2007. Borrowings under these facilities bear interest at rates ranging from prime to prime plus 1.25% based on the borrowed currency (6% to 7.25% on Canadian dollar borrowings and 8.25% on US dollar borrowings at January 31, 2007), are due on demand, and are secured by our bond portfolio and a general assignment of inventory and accounts receivable.

Note 5 – Trade Receivables

	January 31, 2007	January 31, 2006
Trade receivables	7,447	5,988
Less: Allowance for doubtful accounts	(542)	(800)

	6,905	5,188

Note 6 – Capital Assets

	January 31, 2007	January 31, 2006
Cost
Computer equipment and software	14,381	11,832
Furniture and fixtures	1,599	1,546
Leasehold improvements	1,685	1,676

	17,665	15,054
Accumulated amortization
Computer equipment and software	8,410	6,713
Furniture and fixtures	1,196	1,112
Leasehold improvements	1,293	1,190

	10,899	9,015

	6,766	6,039

Note 7 – Long-Term Investment

In June 2000, in conjunction with the licensing of our technology solutions to Ocado, formerly LM Solutions, we took a minority equity position in Ocado. Ocado is an online food retailer based in the United Kingdom. The aggregate investment in Ocado, which was accounted for using the cost method, was $5.1 million. During the quarter ended April 30, 2001, management conducted a review of the carrying value of this investment and as a result recorded a provision of $1.8 million against the carrying value of this investment as the impairment was considered to be other than temporary. From the quarter ended April 30, 2001 until the second quarter of 2006, management conducted a quarterly assessment of this investment. No further impairment of this long-term investment was identified in those quarters.

During the first quarter of 2006, we sold 22% of our investment in Ocado for approximately $1.2 million, resulting in a gain of $0.5 million. In the second quarter of 2006 we sold the remainder of our investment for $3.5 million, resulting in a gain of $0.9 million.

Note 8 – Goodwill and Intangible Assets

	January 31, 2007	January 31, 2006
Goodwill
Cost	38,964	18,438
Impairment	(18,538)	(18,438)

	20,426	—

Intangible Assets
Cost
Customer agreements and relationships	10,095	11,706
Existing technology	1,998	13,178
Trade names	2,069	2,960

	14,162	27,844
Accumulated amortization and impairment
Customer agreements and relationships	1,807	11,045
Existing technology	431	12,772
Trade names	971	2,598

	3,209	26,415

	10,953	1,429

Goodwill

When we acquire a subsidiary, we determine the fair value of the net tangible and intangible (other than goodwill) assets acquired and compare the total amount to the amount that we paid for the investment. Any excess of the amount paid over the fair value of those net assets is considered to be goodwill. Goodwill is tested at least annually for impairment to ensure that the fair value is greater than or equal to the carrying value. Any excess of carrying value over fair value is charged to income in the period in which impairment is determined. As a result of a change in our business climate, precipitated by a decline in actual and anticipated revenues for the first quarter of 2005, we performed an interim test for impairment as at April 30, 2004. In testing for impairment at April 30, 2004, we followed the two-step impairment test required by SFAS 142 for a single reporting unit. As a result of this analysis, we concluded that our fair value was significantly lower than the carrying value of our net assets excluding goodwill. Accordingly, we determined that the then remaining carrying value of goodwill of $18.0 million was completely impaired, resulting in an $18.0 million impairment charge in the first quarter of 2005. Subsequently, $0.2 million of earn-out payments related to the acquisition of Tradevision AB in 2003 were recorded as goodwill impairment charges in each of 2006 and 2005 and $0.1 million in 2007 as payments came due under the earn-out agreement relating to the acquisition.

During 2007, based on preliminary purchase price allocations of recent acquisitions, we recorded an aggregate of $20.4 million of goodwill on our consolidated balance sheets related to our acquisitions of ViaSafe, FCS and Cube Route. Accordingly, we resumed our annual goodwill impairment tests on October 31, 2006 and determined that no goodwill impairment had occurred as at October 31, 2006. We will perform further quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amount, and, if so, we will perform a goodwill impairment test between the annual dates. Any future impairment adjustment will be recognized as an expense in the period that the adjustment is identified.

Intangible Assets

During 2007, based on preliminary purchase price allocations of recent acquisitions, we recorded an aggregate of $12.2 million of intangible assets related to our acquisitions of ViaSafe, FCS and Cube Route. Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Intangible assets with a finite life are amortized to income over their useful lives. We estimate that amortization expense for existing intangible assets will be $2.9 million for 2008 and 2009, decreasing to $2.4 million for 2010, to $2.0 million for 2011 and to $0.8 million for 2012.

We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related future cash flows. No finite life intangible asset impairment has been identified or recorded for any of the fiscal years reported.

Note 9 – Restructuring Costs

May 2004 Announcement

On May 17, 2004, we announced that we were taking actions to significantly reduce our expenses, which actions included a downsizing of our global staff by approximately 130 employees, or approximately 35% of our total staff. These reductions were focused on our regional operational structure and resulted in a significantly smaller global direct sales force and management level of the organization. In addition, we announced that we would be closing certain offices, and canceling certain leases, consulting and other operating contracts. We announced that we expected to record restructuring charges of approximately $5.5 million to $6.5 million and that the majority of these charges would be recorded in the second quarter of 2005. In addition, we announced that we would be examining whether certain assets were redundant as a result of the cost reduction initiatives. On September 2, 2004 we announced that we had identified additional opportunities for cost savings and efficiencies and, accordingly, in executing on these expense reduction activities, our workforce was reduced by approximately 45%.

Our initial provision under this initiative was $11.7 million, composed of $4.2 million in workforce reduction charges, $1.7 million of office closure costs, and $5.8 million of redundant asset write-offs. Additional revisions of $0.1 million were made to this initial provision in 2005 composed of ($0.2) million relating to office closure costs and $0.3 million related to workforce reduction.

Our restructuring provisions were drawn down in 2007 as a result of cash payments related to this initiative of $0.1 million. As of January 31, 2007 we have incurred $11.8 million of restructuring charges under this initiative, composed of $4.5 million in workforce reduction charges, $1.5 million of office closure costs, and $5.8 million of redundant assets write-offs.

As at January 31, 2007, our remaining provision under this initiative was immaterial. We do not anticipate any further significant charges under this restructuring initiative as our plan has been fully implemented.

	Workforce reduction	Office closure costs	Redundant assets	Total
Provision as at May 17, 2004	4,217	1,743	5,770	11,730
Revisions to accruals	332	(210)	—	122

Restructuring cost	4,549	1,533	5,770	11,852
Cash drawdowns	(4,413)	(1,092)	—	(5,505)
Non-cash drawdowns	—	—	(5,770)	(5,770)

Provision as at January 31, 2005	136	441	—	577
Revisions to accruals	(7)	(77)	—	(84)

Restructuring cost	(7)	(77)	—	(84)
Cash drawdowns	(129)	(276)	—	(405)

Provision as at January 31, 2006	—	88	—	88

Cash drawdowns	—	(55)	—	(55)

Provision as at January 31, 2007	—	33	—	33

May 2003 Announcement

Based on a review of cost levels, we announced on May 6, 2003 a downsizing of our global operations by approximately 130 employees. In addition to workforce reduction across all operations, the plans included consolidation of office facilities, lease terminations, and write-down of redundant assets. The following table shows the changes in the restructuring provision for the May 2003 initiative.

	Workforce reduction	Office closure costs	Redundant assets	Total
Provision as at May 6, 2003	3,845	1,825	1,661	7,331
Revisions to accruals	944	1,012	—	1,956

Restructuring cost	4,789	2,837	1,661	9,287
Cash drawdowns	(4,692)	(2,360)	—	(7,052)
Non-cash drawdowns	—	—	(1,661)	(1,661)

Provision as at January 31, 2004	97	477	—	574
Revisions to accruals	202	1,581	—	1,783

Restructuring cost	202	1,581	—	1,783
Cash drawdowns	(299)	(901)	—	(1,200)

Provision as at January 31, 2005	—	1,157	—	1,157
Revisions to accruals	—	(137)	—	(137)

Restructuring cost	—	(137)	—	(137)
Cash drawdowns	—	(467)	—	(467)

Provision as at January 31, 2006	—	553	—	553
Revisions to accruals	—	(172)	—	(172)

Restructuring cost	—	(172)	—	(172)
Cash drawdowns	—	(178)	—	(178)

Provision as at January 31, 2007	—	203	—	203

Our initial provision under this initiative was $7.3 million, composed of $3.8 million in workforce reduction charges, $1.8 million of office closure costs and $1.7 million of redundant asset write-offs. As of January 31, 2007, we have incurred $10.8 million of restructuring charges under this initiative composed of $5.0 million in workforce reduction charges, $4.1 million of office closure costs and $1.7 million of redundant assets write-offs.

During 2007, we reduced our provision for office closure costs by $0.2 million related to a favorable outcome on the sublease of a certain office. Our restructuring provisions were drawn down in 2007 as a result of cash payments related to this initiative of $0.2 million.

As at January 31, 2007, our remaining obligation under this initiative was $0.2 million of office closure costs. We do not anticipate any further significant charges under this restructuring initiative as our plan has been fully implemented. We expect that the remaining office closure provision will be drawn down by the end of the first quarter of 2010 as existing real property leases expire.

Summary of all Restructuring Initiatives

During 2007, we had favourable revisions to our restructuring provisions totaling $0.2 million related to the sublease of certain offices. Our restructuring provisions were drawn-down in 2007 as a result of cash payments related to these initiatives of $0.2 million.

During 2006, we had favourable revisions to our restructuring provisions totaling $0.2 million related to the sublease of certain offices. Our restructuring provisions were drawn-down in 2006 as a result of cash payments related to these initiatives of $0.9 million.

During 2005, we incurred initial charges relating to our May 2004 restructuring initiative and additional revisions to each of our restructuring initiatives of cumulatively $14.1 million, composed of $4.8 million for workforce reduction, $3.5 million for office closure costs and $5.8 million for redundant assets. Our restructuring provisions were drawn-down in 2005 as a result of cash payments related to these initiatives of $7.3 million and a non-cash write-off of redundant assets in connection with the May 2004 initiative of $5.8 million, relating primarily to software, hardware and office-related assets.

Note 10 – Convertible Debentures

On June 30, 2000, we issued $75.0 million aggregate principal amount of 5-year convertible unsecured subordinated debentures. The debentures bore interest at the rate of 5.5% per annum, which accrued from June 30, 2000 and was paid in equal semi-annual installments in arrears on June 30th and December 30th of each year. We cumulatively purchased for cancellation $48.0 million principal amount of the debentures in December 2001 ($1.5 million), March 2002 ($1.5 million), August 2002 (nominal), and July 2003 ($45.0 million). The July 2003 purchase of $45.0 million principal amount of the debentures for $42.8 million resulted in a gain of $0.9 million net of costs associated with the offer and the write-off of the related deferred issuance costs. On maturity at June 30, 2005 we paid $27.7 million in principal and interest to satisfy all of the remaining outstanding convertible debentures.

Note 11 – Commitments, Contingencies and Guarantees

Commitments

To facilitate a better understanding of our commitments, the following information is provided (in millions of dollars) in respect of our operating lease obligations and purchase obligation:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Operating lease obligations	2.2	2.2	0.5	0.2	5.1
Purchase obligation	0.2	—	—	—	0.2

	2.4	2.2	0.5	0.2	5.3

Operating Lease Obligations

We are committed under non-cancelable operating leases for business premises and computer equipment with terms expiring at various dates through 2016. The future minimum amounts payable under these lease agreements are described in the chart above.

We have remaining obligations related to the exit of various real property leases in connection with our restructuring activities. Some of these leases have outstanding balances pending full and final resolution and settlement of such lease obligations with the applicable lessor. The aggregate outstanding restructuring provision related to these leases is $0.2 million.

Purchase Obligation

We are committed under a non-cancelable hosting agreement to procure various information technology hosting and co-location services over the next year. The future minimum amounts payable under this hosting agreement are described in the chart above.

Contingencies

We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our annual results of operations or financial position.

Business combination agreements

In connection with our acquisition of FCS, we paid $4.0 million into escrow to be released to certain former shareholders of FCS over a period of 24 months. If we terminate the employment of a former shareholder (other than for cause) prior to the expiration of the escrow period, then any portion of the escrow then remaining and allocated to that former shareholder will be released to that former shareholder. If the employment of a former shareholder is terminated for cause during the escrow period or the former shareholder resigns his employment during the escrow period without good reason, then any portion of the escrow then remaining and allocated to that former shareholder will be forfeited by the former shareholder and released to us. At January 31, 2007, $3.0 million still remains subject to this escrow.

Product Warranties

In the normal course of operations, we provide our customers with product warranties relating to the performance of our software and network services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such on our financial statements.

Guarantees

In the normal course of business we enter into a variety of agreements that may contain features that meet the definition of a guarantee under FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). The following lists our significant guarantees:

Intellectual property indemnification obligations

We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license agreement with our customer, which license terms are typically perpetual. To date, we have not encountered material costs as a result of such indemnifications.

Other indemnification agreements

In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements and leasing transactions. These indemnifications require us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparty as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnifications.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability for the guarantees or indemnities described above on our financial statements.

Note 12 – Share Capital

Common Shares Outstanding

(thousands of shares)	January 31, 2007	January 31, 2006	January 31, 2005
Balance, beginning of year	40,724	40,706	40,706
Shares Issued:
Stock options exercised	90	18	—
Issue of common shares net of issuance costs	4,140	—	—
Acquisitions	1,408	—	—

Balance, end of year	46,362	40,724	40,706

We are authorized to issue an unlimited number of our common shares, without par value, for unlimited consideration. Our common shares are not redeemable or convertible.

On November 30, 2004, we announced that our Board of Directors had adopted a shareholder rights plan (the “Rights Plan”) to ensure the fair treatment of shareholders in connection with any take-over offer, and to provide the Board of Directors and shareholders with additional time to fully consider any unsolicited take-over bid. We did not adopt the Rights Plan in response to any specific proposal to acquire control of Descartes. The Rights Plan was approved by the Toronto Stock Exchange and was approved by our shareholders on May 18, 2005. The plan took effect as of November 29, 2004, and will expire at the termination of our annual shareholders’ meeting in calendar 2008 unless its continued existence is ratified by the shareholders before such expiration. The Rights Plan is similar to plans adopted by other Canadian public companies and approved by their shareholders.

On May 18, 2005, our shareholders passed a special resolution to reduce the stated capital of our common shares to $1.00 in the aggregate, resulting in a reduction in our stated capital account of $364.9 million. This amount was allocated to additional paid-in capital.

On March 21, 2006, we closed a bought-deal share offering in Canada which raised gross proceeds of CAD$14,940,000 (approximately $12.9 million) from a sale of 3,600,000 common shares at a price of CAD$4.15 per share. The underwriters exercised an over-allotment option on March 27, 2006 to purchase an additional 540,000 common shares (15% of the offering) at CAD$4.15 per share for gross proceeds of CAD$2,241,000 (approximately $1.9 million). Once expenses associated with the offering were deducted, including an underwriting fee of 4.5%, total net proceeds to us were approximately $13.6 million. We used the net proceeds of the offering for general corporate purposes, funding a portion of the purchase prices of ViaSafe and FCS, and working capital.

As previously described, as part of the consideration for the acquisition of ViaSafe on April 7, 2006 we issued 307,799 common shares valued at approximately $1.1 million for accounting purposes. Also, as previously described, as part of the consideration for the acquisition of FCS on June 30, 2006 we issued 1,100,251 common shares valued at approximately $4.4 million for accounting purposes.

Accumulated Other Comprehensive Loss

The following table shows the components of accumulated other comprehensive loss:

(thousands of dollars)	January 31, 2007	January 31, 2006
Foreign currency translation adjustment	(121)	(401)
Net unrealized investment gains (losses)	(2)	26

Accumulated other comprehensive loss	(123)	(375)

Note 13 – Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share (“EPS”):

Year Ended	January 31, 2007	January 31, 2006	January 31, 2005
(thousands of dollars, except per share data)
Net income (loss) for purposes of calculating basic and diluted earnings per share	3,987	2,989	(55,331)

Weighted average shares outstanding (thousands)	45,225	40,711	40,706
Dilutive effect of employee stock options (thousands)	1,250	885	—

Weighted average common and common equivalent	46,475	41,596	40,706

shares outstanding (thousands)
Earnings (loss) per share Basic and diluted	0.09	0.07	(1.36)

For the years ended January 31, 2007 and 2006, respectively, 1,734,547 and 1,796,649 options were excluded from the calculation of diluted EPS as those options had an exercise price greater than or equal to the average market value of our common shares during the applicable periods and their inclusion would have been anti-dilutive. Additionally, for 2007, the application of the treasury stock method excluded 578,600 options, from the calculation of diluted EPS as the assumed proceeds from the unrecognized stock-based compensation expense of such options that is attributed to future service periods made such options anti-dilutive. Since we incurred a loss for the year ended January 31, 2005, we excluded 4,470,608 options and also excluded 771,286 shares connected to the conversion privileges on the outstanding convertible debentures from the diluted loss per share figure as their inclusion would have been antidilutive.

Note 14 – Stock-Based Compensation Plans

We maintain stock option plans for directors, officers, employees and other service providers. Options to purchase our common shares are generally granted at an exercise price equal to the fair market value of our common shares on the day of the grant. This fair value is determined using the closing price of our common shares on the Toronto Stock Exchange on the day immediately preceding the date of the grant.

Employee stock options generally vest over a three- to five-year period starting from their grant date and expire 7 years from the date of their grant. Directors’ and officers’ stock options generally have quarterly vesting over three- to five-year periods. We issue new shares from treasury upon the exercise of a stock option.

As of January 31, 2007, we had 5,519,423 stock options granted and outstanding under our shareholder-approved stock option plan and 845,138 remained available for grant. In addition, there were 198,010 stock options outstanding in connection with option plans assumed or adopted pursuant to various previously completed acquisitions.

On December 16, 2004, FASB issued SFAS 123R which requires all entities to recognize compensation expense based on the fair value of share-based payments. On April 14, 2005, the SEC amended the compliance date for SFAS 123R to require SEC registrants to implement SFAS 123R for their first fiscal year commencing after June 15, 2005. We adopted SFAS 123R effective February 1, 2006. Prior to February 1, 2006, we accounted for share-based payments under APB 25. In March 2005, the SEC released SAB No. 107, “Share-Based Payments” (“SAB 107”). SAB 107 provides the SEC staff position regarding the application of SFAS 123R. We have applied the provisions of SAB 107 in our adoption of SFAS 123R.

We adopted SFAS 123R using the modified prospective application method, as allowed under the transitional methods of SFAS 123R. The valuation provisions of SFAS 123R apply to new awards and to awards that are outstanding at the effective date and subsequently modified or cancelled. Estimated compensation expense for awards outstanding at the effective date will be recognized over the remaining service period using the compensation cost calculated for pro forma disclosure purposes under SFAS 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). In accordance with the modified prospective application method, our financial statements for prior periods were not restated.

Stock-based compensation expense is based on the fair value of that portion of employee stock options that is ultimately expected to vest during the period. Stock-based compensation expense recognized in our consolidated statement of operations for 2007 included compensation expense for stock options granted prior to, but not yet vested as of, February 1, 2006, based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123, and stock options granted subsequent to January 31, 2006 based on the grant date fair value estimated in accordance with SFAS 123R. For all stock options granted, the fair value of each award is amortized using the straight-line attribution method prescribed by SFAS 123. Stock-based compensation expense is based on awards ultimately expected to vest, therefore, it has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We estimated forfeitures based on our historical experience. In our pro forma information required under SFAS 123 for the periods prior to February 1, 2006, we accounted for forfeitures as they occurred.

Total estimated stock-based compensation expense recognized under SFAS 123R related to all of our stock options was included in our consolidated statement of operations as follows:

Year Ended	January 31, 2007
Cost of revenues	22
Sales and marketing	228
Research and development	63
General and administrative	400

Effect on net income	713

Effect on earnings per share:
Basic	0.02

Diluted	0.02

Differences between how GAAP and applicable income tax laws treat the amount and timing of recognition of stock-based compensation expense may result in a deferred tax asset. We have recorded a valuation allowance against the full amount of any such deferred tax asset. In addition, we realized no tax benefits in connection with stock options exercised during 2007.

As of January 31, 2007, $2.6 million of total unrecognized compensation costs, net of forfeitures, related to non-vested awards is expected to be recognized over a weighted average period of 1.9 years.

The fair value of stock option grants is estimated using the Black-Scholes option-pricing model. Expected volatility is based on historical volatility of our common stock and other factors. The risk-free interest rates are based on the Government of Canada average bond yields for a period consistent with the expected life of the option in effect at the time of the grant. The expected option life is based on our historical rates of employee turnover and other factors.

Assumptions used in the Black-Scholes model were as follows:

Year Ended	January 31, 2007	January 31, 2006	January 31, 2005
Black-Scholes weighted-average assumptions:
Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility	64.3%	67.0%	68.0%
Risk-free rate	4.0%	3.4%	3.6%
Expected option life in years	5.0	5.0	4.4

A summary of option activity under all of our plans from January 31, 2004 is presented as follows:

	Number of Stock Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)
Balance at January 31, 2004	3,964,239	$8.64
Granted	3,063,596	$1.09
Forfeited/Cancelled	(2,557,227)	$6.29
Exercised	—	—

Balance at January 31, 2005	4,470,608	$4.81
Granted	2,029,866	$2.21
Forfeited/Cancelled	(1,549,165)	$6.54
Exercised	(17,989)	$1.21

Balance at January 31, 2006	4,933,320	$3.60
Granted	1,742,500	$3.72
Forfeited/Cancelled	(868,737)	$3.66
Exercised	(89,650)	$1.82

Balance at January 31, 2007	5,717,433	$3.63	5.0	8.0

Exercisable at January 31, 2005	1,551,920	$9.92
Exercisable at January 31, 2006	1,480,844	$7.33
Exercisable at January 31, 2007	2,195,261	$5.25	4.1	3.1

The weighted average grant-date fair value of options granted during 2007, 2006 and 2005 was $2.10, $1.20 and $0.84 per share, respectively. The total intrinsic value of options exercised during 2007 and 2006 was approximately $175,000 and $25,000, respectively. No options were exercised in 2005. The total fair value of shares vested during 2007 was approximately $1.4 million.

Options outstanding and options exercisable as at January 31, 2007 by range of exercise price are as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Weighted Average Exercise Price	Number of Stock Options	Weighted average remaining contractual life (years)	Weighted Average Exercise Price	Number of Stock Options
1.17 – 1.90	1.18	1,550,200	4.67	1.18	663,020
2.13 – 3.22	2.37	1,967,186	4.77	2.48	825,471
3.61 – 4.94	3.80	1,758,450	6.08	4.18	267,273
5.54 – 49.16	17.21	441,597	2.42	17.26	439,497

	3.63	5,717,433	4.97	5.25	2,195,261

A summary of the status of our non-vested stock options under our shareholder-approved stock option plan as of January 31, 2007 is presented as follows:

	Number of Stock Options Outstanding	Weighted- Average Grant- Date Fair Value per Share
Balance at January 31, 2006	3,409,228	$1.14
Granted	1,602,500	$3.73
Forfeited/cancelled	(655,403)	$2.38
Vested	(894,153)	$2.26

Balance at January 31, 2007	3,462,172	$1.47

Pro Forma Information Pursuant to SFAS 123

Prior to February 1, 2006, we accounted for our stock option plans in accordance with APB 25 and related interpretations. The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS 123, as amended by SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure an amendment of FASB No. 123.”

Year Ended	January 31, 2006	January 31, 2005

Net income (loss) – as reported	2,989	(55,331)
Add: Stock-based compensation – as reported	136	137
Less: Total stock-based compensation expense determined under the fair value based method for all awards	(1,341)	(1,874)

Net income (loss) – pro forma	1,784	(57,068)

Earnings (loss) per share – Basic and diluted

As reported	0.07	(1.36)

Pro forma	0.04	(1.40)

The fair value of stock options granted was estimated for the purposes of the pro forma information presented above using the Black-Scholes option-pricing model with the following assumptions:

Year Ended	January 31, 2006	January 31, 2005
Black-Scholes weighted-average assumptions:
Expected dividend yield	0.0%	0.0%
Expected volatility	67.0%	68.0%
Risk-free rate	3.4%	3.6%
Expected option life in years	5.0	4.4

Weighted-average grant date fair value per option	$1.20	$0.84

Deferred Share Unit Plan

Our board of directors adopted a deferred share unit plan effective as of June 28, 2004 pursuant to which non-employee directors are eligible to receive grants of deferred share units (“DSUs”), each of which has a value equal to the weighted-average closing price of our common shares for the five trading days preceding the date of the grant. The plan allows each director to choose to receive, in the form of DSUs, all, none or a percentage of the eligible director’s fees which would otherwise be payable in cash. If a director has invested less than the minimum amount of equity in Descartes, as prescribed from time to time by the board of directors (currently $45,000), then the director must take at least 50% of the base annual fee for serving as a director in the form of DSUs. Each DSU fully vests upon award but is distributed only when the director ceases to be a member of the board of directors. Vested units are settled in cash based on our common share price when conversion takes place. As at January 31, 2007, the total DSUs held by participating directors was 28,020, representing an aggregate accrued liability of $108,998.

Note 15 – Income Taxes

The components of the net deferred tax asset are as follows:

	January 31, 2007	January 31, 2006
Deferred tax assets:
Accruals not currently deductible	1,961	2,734
Accumulated net operating losses:
Canada	23,807	23,920
United States	28,654	34,325
Europe, Middle East and Africa (“EMEA”)	16,625	15,617
Asia Pacific	6,550	5,635
Corporate minimum taxes	241	150
Difference between tax and accounting basis of capital assets	3,716	7,269
Research and development tax credits and expenses	4,303	4,789
Expenses of public offerings	320	99
Other timing differences	35	—

	86,212	94,538
Valuation allowance	(86,212)	(94,538)

Deferred tax asset, net of valuation allowance	—	—

The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized. In determining the valuation allowance, we consider factors by taxing jurisdiction such as estimated taxable income, the history of losses for tax purposes and tax planning strategies, among others. A change to these factors could impact the estimated valuation allowance and income tax expense. Based on the weight of positive and negative evidence regarding recoverability of our deferred tax assets, we have recorded a valuation allowance for the full amount of our net deferred tax assets of $86.2 million during 2007.

To the extent that our non-Canadian subsidiaries have earnings, our intention is that these earnings be re-invested in the subsidiary indefinitely. Accordingly, we have not provided for deferred income taxes or foreign withholding taxes that may apply on the distribution of the earnings of our non-Canadian subsidiaries.

The provision for income taxes varies from the expected provision at the statutory rates for the reasons detailed in the table below:

Year Ended	January 31, 2007	January 31, 2006	January 31, 2005
Combined basic Canadian statutory rates	36.1%	36.1%	36.1%

Income tax expense (recovery) based on the above rates	1,514	1,089	(19,894)
Increase (decrease) in income taxes resulting from:
Permanent differences including amortization of intangibles	2,698	1,195	9,186
Effect of differences between Canadian and foreign tax rates	(113)	330	(231)
Application of loss carryforwards	(4,028)	(3,877)	(817)
Valuation allowance	52	1,263	11,756
Other	81	96	325

Income tax expense	204	96	325

We have combined income tax loss carryforwards of approximately $224.8 million, which expire as follows:

Expiry year	Canada	United States	EMEA	Asia Pacific	Total
2008	177	—	249	—	426
2009	15,439	—	705	956	17,100
2010	19,002	—	304	368	19,674
2011	—	4,943	66	743	5,752
2012	—	6,111	—	627	6,738
2013	—	—	—	471	471
2014	16,016	—	—	258	16,274
2018	—	4,409	—	—	4,409
2019	—	14,584	—	—	14,584
2020	—	19,056	—	—	19,056
2021	—	3,502	—	—	3,502
2022	—	1,568	—	—	1,568
2023	—	703	—	—	703
2024	—	9,740	—	—	9,740
2025	21,510	7,926	—	—	29,436
Indefinite	—	—	58,172	17,154	75,326

	72,144	72,542	59,496	20,577	224,759

Note 16 – Segmented Information

We review our operating results, assess our performance, make decisions about resources, and generate discrete financial information at the single enterprise level. Accordingly, we have determined that we operate in one business segment providing on-demand, software-as-a-service logistics technology solutions. The following tables provide our segmented revenue information by geographic areas of operation and revenue type:

	January 31,	January 31,	January 31,
Year Ended	2007	2006	2005
Revenues
Canada	5,670	1,456	1,593
Americas, excluding Canada	31,914	30,056	31,264
EMEA	12,479	12,433	11,085
Asia Pacific	1,927	1,784	2,453

	51,990	45,729	46,395

	January 31,	January 31,	January 31,
Year Ended	2007	2006	2005
Revenues
Services	46,750	40,792	41,820
License	5,240	4,937	4,575

	51,990	45,729	46,395

Services revenues are composed of the following: (i) ongoing transactional and/or subscription fees for use of our services and products by our customers; (ii) professional services revenues from consulting, implementation and training services related to our services and products; and (iii) maintenance and other related revenues, which include revenues associated with maintenance and support of our services and products. License revenues derive from licenses granted to our customers to use our software products.

The following table provides our segmented information by geographic areas of operation for our long-lived assets. Long-lived assets represent capital assets, goodwill and intangible assets that are attributed to individual geographic segments.

	January 31,	January 31,
	2007	2006
Total long-lived assets
Canada	11,675	4,292
Americas, excluding Canada	25,708	1,830
EMEA	710	1,273
Asia Pacific	52	73

	38,145	7,468

Note 17 – Subsequent Event

Acquisition. On March 6, 2007, we announced that we had acquired certain assets of Ocean Tariff Bureau, Inc. and Blue Pacific Services, Inc., both based in Long Beach, California. Ocean Tariff Bureau provides tariff filing and publishing services to ocean intermediaries involved in the shipping of cargo into or out of US waters. Blue Pacific helps these same types of companies secure surety bonds required to ship cargo into or out of US waters. We paid $1.0 million cash at closing, with up to an additional $0.85 million cash payable over the next 2.5 years dependent on the financial performance of the acquired assets. We also incurred transactional expenses.

CORPORATE INFORMATION

Stock Exchange Information

Our common stock trades on the Toronto Stock Exchange under

the symbol DSG and on The Nasdaq Stock Market under the

symbol DSGX.

Transfer Agents

Computershare Investor Services Inc.

100 University Avenue

Toronto, Ontario M5J 2Y1

North America: (800) 663-9097

International: (416) 263-9200

Computershare Trust Company

12039 West Alameda Parkway

Suite Z-2 Lakewood, Colorado

80228 USA

International: (303) 262-0600

Independent Registered Chartered Accountants

Deloitte & Touche LLP

4210 King Street East

Kitchener, Ontario N2P 2G5

(519) 650-7729

Investor Inquiries

Investor Relations

The Descartes Systems Group Inc.

120 Randall Drive

Waterloo, Ontario N2V 1C6

(519) 746-8110 ext. 2358

(800) 419-8495

E-mail: investor@descartes.com

www.descartes.com

The Descartes Systems Group Inc.

Corporate Headquarters

120 Randall Drive

Waterloo, Ontario N2V 1C6

Canada

Phone:	(519) 746-8110
(800) 419-8495
Fax:	(519) 747-0082

info@descartes.com

www.descartes.com